                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 14D-1/A


                               (AMENDMENT NO. 6)

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 LucasVarity plc
                            (Name of Subject Company)

                                TRW Automotive UK
                                    TRW Inc.
                                    (Bidders)

                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                           G 56955100 (Ordinary Shares)
                      549395101 (American Depositary Shares)
                      (Cusip Number of Class of Securities)

                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3800

CUSIP NO. G 56955100 (ORDINARY SHARES)
CUSIP NO. 549395101    (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Automotive UK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     102,258,616* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)



8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 7.3% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of February 26, 1999.**


10)  TYPE OF REPORTING PERSON

     CO

CUSIP NO. G 56955100  (ORDINARY SHARES)
CUSIP NO. 549395101 (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Inc.
     I.R.S. No. 34-0575430

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     BK, 00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio

7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     102,258,616* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

     Approximately 7.3% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) outstanding as of February 26, 1999.**

10)  TYPE OF REPORTING PERSON

     CO
________________________

* Irrevocable undertakings to accept the offer (the "Offer") by TRW Automotive UK to purchase all of the outstanding (i) ordinary shares of 25 pence each of LucasVarity plc ("LucasVarity Shares") and (ii) American Depositary Shares ("LucasVarity ADS"), each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, have been received from Directors of LucasVarity in respect of their holdings of LucasVarity Shares and LucasVarity ADSs. The irrevocable undertakings are described in Section 4 under the caption "Irrevocable undertakings" in the letter, dated February 6, 1999, from Morgan Guaranty Trust Company of New York in the Offer To Purchase, dated February 6, 1999 (the "Offer To Purchase") and in Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase. The irrevocable undertakings account for 1,852,100 of the total number of shares reported above.

** Based on 1,407,214,068 LucasVarity Shares issued as of February 26, 1999
   (which excludes all LucasVarity Securities which could be issued upon exercise in full of options granted under LucasVarity Share Option Schemes), based on information provided by LucasVarity.

          This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on February 5, 1999 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("TRW"), and TRW Automotive UK, a private unlimited company registered in England and Wales, with the Securities and Exchange Commission in respect of the tender offer for all the outstanding
(i) ordinary shares of 25 pence each of LucasVarity plc and (ii) American Depositary Shares of LucasVarity, each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 6, 1999, the related Letter of Transmittal and the related Form of Acceptance, Authority and Election Relating to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 14D-1.



Item 4.   Source and Amount of Funds or Other Consideration

          Item 4(b) is hereby amended and supplemented by incorporation by reference of the following information:

          On February 26, 1999, the Credit Agreement was amended and restated to provide for a multicurrency borrowing option. Under the terms of the Credit Agreement, as amended and restated (the "Credit Agreement"), TRW may elect to borrow in either pounds sterling or Euros, in addition to U.S. dollars. The Credit Agreement allows TRW to make multicurrency borrowings in an aggregate amount outstanding at any one time of $2 billion, when converted to U.S. dollars. In the event that the aggregate amount of multicurrency borrowings outstanding as of certain dates specified in the Credit Agreement exceeds 105% of this amount, TRW is obligated to prepay one or more of its multicurrency borrowings to reduce the amount outstanding to less than $2 billion.

          TRW has initiated borrowings under the Credit Agreement in order to fund a portion of the cost of its open market purchases of LucasVarity Ordinary Shares to date. TRW may make additional borrowings under the Credit Agreement to fund all or a portion of the cost of additional open market purchases.



Item 6.  Interest in Securities of the Subject Company.

         Items 6(a) and 6(b) are hereby amended and supplemented by incorporation by reference of the following information:


          On March 1, 1999, TRW Automotive UK purchased 56,843,096 LucasVarity Ordinary Shares (representing approximately 4.0% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchases were effected in six different trades. The number of shares purchased in the trades were as follows: 48,000,000; 3,300,000; 2,682,094; 1,428,390; 935,378;
and 497,234.



Item 11.  Material to be Filed as Exhibits.

(b)(2) Amended and Restated Credit Agreement, dated as of January 27, 1999 and amended and restated as of February 26, 1999, among TRW and various financial institutions.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRW INC.


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary


                                          TRW AUTOMOTIVE UK


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Secretary


Date: March 2, 1999

                                                                  EXECUTION COPY

                                 $7,400,000,000

                              AMENDED AND RESTATED
                                CREDIT AGREEMENT

                                   dated as of

                                January 27, 1999

                and amended and restated as of February 26, 1999

                                      among

                                    TRW Inc.

                  The Eligible Subsidiaries Referred to Herein

                            The Lenders Party Hereto

             Bank of America National Trust and Savings Association

                                 Citibank, N.A.

                                       and

                               Barclays Bank PLC,
                            as Co-Syndication Agents


                   Morgan Guaranty Trust Company of New York,
                             as Administrative Agent

                          -----------------------------

                           J.P. Morgan Securities Inc.
                          Lead Arranger and Bookrunner

                      NationsBanc Montgomery Securities LLC
                            Salomon Smith Barney Inc.
                                Barclays Capital
                                  Co-Arrangers

                                TABLE OF CONTENTS

                             ----------------------


                                                                                          PAGE
                                                                                          ----


                                            ARTICLE 1
                                           DEFINITIONS

SECTION 1.01.  Definitions......................................................................1
SECTION 1.02.  Accounting Terms and Determinations.............................................21
SECTION 1.03.  Classes and Types of Loans and Borrowings.......................................21

                                            ARTICLE 2
                                           THE CREDITS

SECTION 2.01.  Commitments to Lend.............................................................21
SECTION 2.02.  Method of Borrowing.............................................................22
SECTION 2.03.  Maturity of Loans; Contingent Prepayments of Loans..............................24
SECTION 2.04.  Interest Rates..................................................................25
SECTION 2.05.  Method of Electing Interest Rates...............................................27
SECTION 2.06.  Commitment Fees.................................................................29
SECTION 2.07.  Mandatory Termination and Reduction of Commitments..............................29
SECTION 2.08.  Optional Termination or Reduction of Commitments................................30
SECTION 2.09.  Optional Prepayments............................................................30
SECTION 2.10.  General Provisions as to Payments...............................................31
SECTION 2.11.  Funding Losses..................................................................32
SECTION 2.12.  Computation of Interest and Fees................................................32
SECTION 2.13.  Notes ..........................................................................33
SECTION 2.14.  Judgment Currency...............................................................33
SECTION 2.15.  Designation of Subsidiary as a Borrower; Termination of
         Designation...........................................................................34
SECTION 2.16.  Foreign Subsidiary Costs........................................................34
SECTION 2.17.  Determining Dollar Amounts of Alternative Currency
         Loans; Related Mandatory Prepayments..................................................35
SECTION 2.18.  Additional Reserve Costs........................................................36
SECTION 2.19.  Changes in Market Practice Following EMU........................................36

                                            ARTICLE 3
                                           CONDITIONS

SECTION 3.01.  Effectiveness...................................................................37
SECTION 3.02.  Borrowings to Finance Acquisition of Target Shares..............................38
SECTION 3.03.  Borrowings for Other Corporate Purposes.........................................39
SECTION 3.04.  Post Reset Date Borrowings......................................................40


SECTION 3.05.  First Borrowing by Each Eligible Subsidiary.....................................41

                                            ARTICLE 4
                                 REPRESENTATIONS AND WARRANTIES

SECTION 4.01.  Corporate Organization..........................................................41
SECTION 4.02.  Authorization; No Conflict......................................................42
SECTION 4.03.  Validity and Binding Nature.....................................................42
SECTION 4.04.  Financial Statements............................................................42
SECTION 4.05.  Litigation......................................................................42
SECTION 4.06.  Compliance with ERISA...........................................................42
SECTION 4.07.  Environmental Matters...........................................................43
SECTION 4.08.  Taxes...........................................................................43
SECTION 4.09.  Government Regulation...........................................................43
SECTION 4.10.  Year 2000 Compliance............................................................43
SECTION 4.11.  Eligible Subsidiaries...........................................................44

                                            ARTICLE 5
                                            COVENANTS

SECTION 5.01.  Reports, Certificates and Other Information.....................................45
SECTION 5.02.  Mergers; Consolidations; Sales..................................................46
SECTION 5.03.  Use of Proceeds.................................................................46
SECTION 5.04.  Liens...........................................................................47
SECTION 5.05.  Debt of Subsidiaries............................................................48
SECTION 5.06.  Leverage Ratio..................................................................49
SECTION 5.07.  Net Worth.......................................................................49
SECTION 5.08.  Sale and Leaseback..............................................................50
SECTION 5.09.  Most Favored Lender.............................................................50

                                            ARTICLE 6
                                            DEFAULTS

SECTION 6.01.  Events of Default...............................................................51
SECTION 6.02.  Notice of Default...............................................................55
                                            ARTICLE 7
                                           THE AGENTS

SECTION 7.01.  Appointment and Authorization...................................................55
SECTION 7.02.  Agents and Affiliates...........................................................55
SECTION 7.03.  Action by Administrative Agent..................................................55
SECTION 7.04.  Consultation with Experts.......................................................55


SECTION 7.05.  Liability of Agents.............................................................55
SECTION 7.06.  Indemnification.................................................................56
SECTION 7.07.  Credit Decision.................................................................56
SECTION 7.08.  Successor Administrative Agent..................................................56
SECTION 7.09.  Agents' Fee.....................................................................57
SECTION 7.10.  Other Agents....................................................................57

                                            ARTICLE 8
                                     CHANGE IN CIRCUMSTANCES

SECTION 8.01.  Basis for Determining Interest Rate Inadequate or Unfair........................57
SECTION 8.02.  Illegality......................................................................58
SECTION 8.03.  Increased Cost and Reduced Return...............................................59
SECTION 8.04.  Taxes...........................................................................60
SECTION 8.05.  Base Rate Loans Substituted for Affected Euro-Currency
         Loans.................................................................................62
SECTION 8.06.  Substitution of Lender..........................................................63

                                            ARTICLE 9
                                            GUARANTY

SECTION 9.01.  The Guaranty....................................................................64
SECTION 9.02.  Notice of Non-Payment...........................................................65

                                           ARTICLE 10
                                          MISCELLANEOUS

SECTION 10.01.  Notices........................................................................65
SECTION 10.02.  No Waivers.....................................................................65
SECTION 10.03.  Expenses; Indemnification......................................................66
SECTION 10.04.  Set-Offs.......................................................................66
SECTION 10.05.  Amendments and Waivers.........................................................67
SECTION 10.06.  Successors; Participations and Assignments.....................................68
SECTION 10.07.  Designated Lenders.............................................................70
SECTION 10.08.  No Reliance on Margin Stock....................................................71
SECTION 10.09.  Governing Law; Judicial Proceedings............................................71
SECTION 10.10.  Counterparts; Effectiveness....................................................72
SECTION 10.11.  WAIVER OF JURY TRIAL...........................................................72

COMMITMENT SCHEDULE
PRICING SCHEDULE


EXHIBIT A         -   NOTE
EXHIBIT B         -   OPINION OF COUNSEL FOR THE COMPANY
EXHIBIT C         -   OPINION OF DAVIS POLK & WARDWELL, SPECIAL
                           COUNSEL FOR THE AGENTS
EXHIBIT D         -   FORM OF ELECTION TO PARTICIPATE
EXHIBIT E         -   FORM OF ELECTION TO TERMINATE
EXHIBIT F         -   OPINION OF COUNSEL FOR ELIGIBLE SUBSIDIARY
EXHIBIT G         -   ASSIGNMENT AND ASSUMPTION AGREEMENT
EXHIBIT H         -   DESIGNATION AGREEMENT
EXHIBIT I         -   FORM OF COMPLIANCE CERTIFICATE
EXHIBIT J         -   MANDATORY COSTS RATE

         AGREEMENT dated as of January 27, 1999 and amended and restated as of February 26, 1999 among TRW INC., the ELIGIBLE SUBSIDIARIES referred to herein, the LENDERS party hereto, BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION, CITIBANK, N.A. and BARCLAYS BANK PLC, as Co-Syndication Agents and MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Administrative Agent.

                                   WITNESSETH:

         WHEREAS, certain of the parties hereto have heretofore entered into a Credit Agreement dated as of January 27, 1999 (the "EXISTING AGREEMENT"); and

         WHEREAS, the parties hereto desire to amend and restate the Existing Agreement to read in its entirety as set forth herein;

         NOW, THEREFORE, the parties hereto hereby agree as follows:



                                    ARTICLE 1

                                   DEFINITIONS

         SECTION 1.01. Definitions. The following terms, as used herein, have the following meanings:

         "ACQUISITION CLOSING DATE" means the date on which the Company Percentage becomes 100%.

         "ACQUISITION SUBSIDIARY" means a wholly-owned Subsidiary of the Company formed under English law in order to implement the Offer.

         "ACQUISITION TRANSACTIONS" means the acquisition of Target Shares pursuant to open market purchases, the Offer and the Completion Procedures, refinancing outstanding indebtedness of Target and payment of related fees and expenses.

         "ADJUSTED LONDON INTERBANK OFFERED RATE" has the meaning specified in Section 2.04(b).

         "ADMINISTRATIVE AGENT" means Morgan Guaranty Trust Company of New York, in its capacity as administrative agent for the Lenders hereunder, and its successors in such capacity.

         "ADMINISTRATIVE QUESTIONNAIRE" means, with respect to each Lender, an administrative questionnaire in the form prepared by the Administrative Agent, completed by such Lender and returned to the Administrative Agent (with a copy to the Company).

         "AGENTS" means the Administrative Agent and the Co-Syndication Agents and "AGENT" means any or all of the foregoing, as the context may require.

         "AGREEMENT" means the Existing Agreement, as amended and restated by this Amended Agreement and as the same may be further amended from time to time.

         "ALTERNATIVE CURRENCIES" means Sterling and Euro; provided that any other currency (except Dollars) shall also be an Alternative Currency if (i) the Company requests, by notice to the Administrative Agent, that such currency be included as an additional Alternative Currency for purposes of this Agreement,
(ii) such currency is freely transferable and is freely convertible into Dollars in the London foreign exchange market, (iii) deposits in such currency are customarily offered to banks in the London interbank market and (iv) every Lender, by notice to the Administrative Agent, approves the inclusion of such currency as an additional Alternative Currency for purposes hereof. The Lenders' approval of any such additional Alternative Currency may be limited to a specified maximum Dollar Amount or a specified period of time or both.

         "ALTERNATIVE CURRENCY LOAN" means a Loan that is made in an Alternative Currency pursuant to the applicable Notice of Borrowing. Any Loan in the currency of a Participating Member State shall be denominated in Euro Units. Any Loan made in the currency of a Participating Member State before the date on which such Participating Member State adopts the Euro as its currency (the "ENTRY DATE") and still outstanding on the Entry Date shall be prepaid on the last day of the Interest Period applicable thereto on the Entry Date.

         "ALTERNATIVE CURRENCY SUBLIMIT" means a Dollar Amount equal to $2,000,000,000.

         "AMENDED AGREEMENT" means this Amended and Restated Credit
Agreement.

         "APPLICABLE LENDING OFFICE" means, with respect to any Lender, (i) in the case of its Base Rate Loans, its Domestic Lending Office and (ii) in the case of its Euro-Currency Loans, its Euro-Currency Lending Office.

         "ASSET SALE" means any sale, lease or other disposition (including any such transaction effected by way of merger or consolidation) (each, a

"DISPOSITION") by the Company or any of its Subsidiaries of any asset, including without limitation any sale-leaseback transaction, whether or not involving a capital lease, but excluding (i) any disposition of inventory, cash, cash equivalents and other cash management investments and obsolete and unused or unnecessary equipment, in each case in the ordinary course of business, (ii) any disposition to the Company or any of its Subsidiaries, (iii) any disposition (or series of related dispositions) the Net Cash Proceeds of which do not exceed $10,000,000 on an individual basis, (iv) any disposition if the Company notifies the Administrative Agent promptly after the receipt of the proceeds thereof that such proceeds will be committed by the Company and its Subsidiaries to be used to purchase similar assets within 90 days of the date of such notice and will be so used within 180 days of the date of such notice, but only to the extent such proceeds are actually so used, (v) any disposition of Margin Stock for fair value in cash or cash equivalents and (vi) any disposition (other than any disposition described in the foregoing clauses) made by the Company or any of its Subsidiaries so long as the Net Cash Proceeds thereof, when aggregated with the Net Cash Proceeds of all other such dispositions made by the Company or any of its Subsidiaries on or after the date hereof, do not exceed $100,000,000. Asset securitization transactions shall, for purposes of determinations hereunder relating to Reduction Events, be treated as incurrences of Debt and not Asset Sales.

         "ASSIGNEE" has the meaning specified in Section 10.06(c).

         "ASSIGNMENT DATE" means the date designated by the Agents by notice to the Company as the third Euro-Dollar Business Day following completion of syndication of the Commitments.

         "ATTRIBUTABLE DEBT" means, as to any particular lease under which any Person is liable at the time and at any date as of which the amount thereof is to be determined, the lesser of (a) the fair value of the property subject to such lease (as determined by the Directors of the Company) or (b) the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof, discounted from the respective due dates thereof to such date at the actual interest factor included in such rent. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

         "BASE RATE" means, for any day, a rate per annum equal to the higher of
(i) the Prime Rate for such day and (ii) the sum of 1/2 of 1% plus the Federal Funds Rate for such day.

         "BASE RATE LOAN" means a Loan that bears interest at the Base Rate pursuant to the applicable Notice of Borrowing or Notice of Interest Rate Election or the last sentence of Section 2.05(a) or Article 8.

         "BASE RATE MARGIN" means a rate per annum determined in accordance with the Pricing Schedule.

         "BORROWER" means the Company or any Eligible Subsidiary, as the context may require, and their respective successors, and "BORROWERS" means all of the foregoing. When used in connection with a specific Loan or Borrowing, the term "BORROWER" means the borrower (or proposed borrower) of such Loan or Borrowing. Unless the context otherwise requires, the terms "BORROWER" and "BORROWERS" include the Company in its capacity as guarantor of the obligations of the Eligible Subsidiaries hereunder.

         "BORROWING" has the meaning specified in Section 1.03.

         "CLASS" has the meaning specified in Section 1.03.

         "CODE" has the meaning specified in Section 4.06.

         "COMMITMENT" means any Tranche One Commitment or Tranche Two Commitment, and "COMMITMENTS" means all or any combination of the foregoing, as the context may require.

         "COMMITMENT FEE RATE" has the meaning set forth in the Pricing
Schedule.

         "COMMITMENT SCHEDULE" means the Schedule attached hereto denominated as such.

         "COMPANY" means TRW Inc., an Ohio corporation, and its successors.

         "COMPANY PERCENTAGE" has the meaning set forth in the definition of Consolidated EBITDA.

         "COMPLETION PROCEDURES" means procedures pursuant to section 428 et seq. Companies Act 1985 whereby Acquisition Subsidiary, after having validly acquired or agreed to acquire at least 90% in nominal value of the Target Shares to which the Offer relates and having complied with certain other requirements, may acquire the remainder of such Target Shares.

         "COMPLIANCE CERTIFICATE" has the meaning specified in Section 5.01(c).

         "CONSOLIDATED DEBT" means, at any date, the Debt of the Company and its Consolidated Subsidiaries, determined on a consolidated basis as of such date; provided that if the Target is a Consolidated Subsidiary but the Company Percentage is less than 75%, Consolidated Debt shall be reduced by the lesser of
(i) the consolidated Debt of the Target and (ii) the consolidated cash balances of the Target.

         "CONSOLIDATED EBITDA" means, for any period, Consolidated Net Income for such period plus, to the extent deducted in determining Consolidated Net Income for such period, the aggregate amount of (i) Consolidated Interest Expense, (ii) income tax expense, (iii) depreciation, amortization and other non-cash charges (other than Transaction Costs) which do not represent a cash item in such period or any future period and (iv) Transaction Costs incurred or accrued during such period and prior to the first anniversary of the Offer Funding Date up to an aggregate of $500,000,000 for such period and any prior period. In the event of any material acquisition (including, without limitation, the Acquisition Transactions) or disposition during any period for which Consolidated EBITDA is to be determined, such determination shall be made on a pro forma basis as if such acquisition or disposition had occurred on the first day of such period. Consolidation of Target shall be effected on the following basis: for so long as the Target is a Subsidiary but the Company owns directly or indirectly less than 75% of the Target Shares, Consolidated EBITDA shall include a percentage (the "COMPANY PERCENTAGE") of the Consolidated Net Income (determined in accordance with the definition of such term as if the Target were the Company) of the Target equivalent to the Company's direct or indirect proportionate ownership of the Target Shares; for so long as the Company Percentage is 75% or higher, Consolidated EBITDA shall include the Company Percentage of the Consolidated EBITDA (determined in accordance with the definition of such term as if the Target were the Company) of the Target.

         "CONSOLIDATED FUNDED DEBT" means the Funded Debt of the Company and its Consolidated Subsidiaries consolidated in accordance with GAAP.

         "CONSOLIDATED INTEREST EXPENSE" means, for any period, the interest expense of the Company and its Consolidated Subsidiaries, determined on a consolidated basis for such period.

         "CONSOLIDATED NET INCOME" means, for any period, the net income of the Company and its Consolidated Subsidiaries, determined on a consolidated basis for such period, adjusted to exclude the effect of any extraordinary gain or loss and any gain or loss on Asset Sales.

         "CONSOLIDATED NET TANGIBLE ASSETS" means the total of all assets of the Company and its Consolidated Subsidiaries appearing on a consolidated balance sheet prepared in accordance with GAAP, including the equity in and the net amount of advances to other Subsidiaries, after deducting therefrom (without duplication of deductions) as shown on such balance sheet, the sum of:

         (i) intangible assets, including goodwill, cost of acquired businesses in excess of recorded net assets at acquisition dates, patents, licenses, trademarks, trade names, copyrights, unamortized debt discount and expense less unamortized debt premium, and corporate organization expense (but excluding deferred charges and prepaid expense);

         (ii) any write-up of the book value of any assets (other than equity in Subsidiaries which are not Consolidated Subsidiaries and other than as a result of currency revaluations) resulting from the revaluation thereof subsequent to March 31, 1992;

         (iii) all liabilities of the Company and its Consolidated Subsidiaries other than: Debt; capital stock; surplus; surplus reserves; reserves for deferred Federal income taxes arising from accelerated depreciation, investment and other tax credits, and similar provisions; and contingency reserves not allocated for any particular purpose;

         (iv) reserves for depreciation and amortization and other reserves (other than the reserves referred to in the preceding clause (iii)); and

         (v) any minority interest in the shares of stock and surplus of any Consolidated Subsidiary.

         "CONSOLIDATED NET WORTH" means, at any date, the consolidated shareholders' investment of the Company and its Consolidated Subsidiaries, exclusive of foreign currency translation adjustment, determined as of such date. Consolidated shareholders' investment and foreign currency translation adjustment of the Company shall be as included in the annual and quarterly financial statements of the Company, as applicable.

         "CONSOLIDATED SUBSIDIARY" means each Subsidiary other than any Subsidiary the accounts of which (i) are not required by GAAP to be consolidated with those of the Company for financial reporting purposes and (ii) were not consolidated with those of the Company in the Company's then most recent Annual Report to Shareholders and are not intended by the Company to be consolidated with those of the Company in its next Annual Report to Shareholders.

         "CO-SYNDICATION AGENTS" mean Bank of America National Trust and Savings Association, Citibank, N.A. and Barclays Bank PLC, each in its capacity as co-syndication agent in connection with the credit facility provided under this Agreement, and "CO-SYNDICATION AGENT" means any or all of the foregoing, as the context may require.

         "COVENANT" means, with respect to any agreement or instrument representing or governing Debt, any covenant (whether expressed as a covenant or an event of default) contained therein.

         "CREDIT EXPOSURE" means, with respect to any Lender at any time, the sum, without duplication, of (i) the aggregate amount of its Commitments (whether used or unused) at such time plus (ii) the aggregate outstanding Dollar Amount of its Loans at such time.

         "DEBT" of any Person means, at any date, without duplication, (i) all obligations of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of such Person as lessee which are capitalized in accordance with GAAP, (v) all non-contingent obligations (and, for purposes of Section 5.04 and the definition of Other Debt, all contingent obligations) of such Person to reimburse any bank or other Person in respect of amounts paid under a letter of credit or similar instrument, (vi) all Debt secured by a mortgage or lien on any asset of such Person, whether or not such Debt is otherwise an obligation of such Person (in an amount equal to the amount of such Debt secured by such mortgage or lien), and (vii) all Guarantees by such Person of Debt of another Person (each such Guarantee to constitute Debt in an amount equal to the amount of such other Person's Debt Guaranteed thereby).

         "DEBT INCURRENCE" means (i) the issuance by the Company or a Subsidiary of long-term debt securities in the public or private capital markets or (ii) the incurrence by the Company or a Subsidiary (other than a Foreign Subsidiary) of Debt under one or more committed bank credit facilities (other than this Agreement) in an aggregate principal amount exceeding the aggregate amount of the commitments under the Existing Credit Facilities as in effect on the date hereof. Commercial paper supported by a committed bank credit facility shall for purposes of this definition be deemed Debt incurred under such facility. Asset securitization transactions involving dispositions of assets by the Company or a

Subsidiary ("SELLER") to Persons, other than the Company or a Subsidiary ("PURCHASERS"), which finance such acquisitions through issuance of commercial paper or other Debt shall be treated for purposes of this definition as if the principal amount of such Debt of Purchaser were incurred by Seller.

         "DELAWARE OFFICE" means the office of the Administrative Agent identified on the signature pages hereof as its Delaware office, or such other office of the Administrative Agent as it may specify for such purpose by notice to the other parties hereto.

         "DESIGNATED LENDER" means, with respect to any Designating Lender, an Eligible Designee designated by it pursuant to Section 10.07(a) as a Designated Lender for purposes of this Agreement.

         "DESIGNATING LENDER" means, with respect to each Designated Lender, the Lender that designated such Designated Lender pursuant to Section 10.07(a).

         "DOLLAR AMOUNT" means, at any time:

                  (i) with respect to any Dollar-Denominated Loan, the principal amount thereof then outstanding; and

                  (ii) with respect to any Alternative Currency Loan, the principal amount thereof then outstanding in the relevant Alternative Currency, converted to Dollars at the Spot Rate most recently used by the Administrative Agent to determine or redetermine the Dollar Amount of such Loan pursuant to Section 2.17(a).

         "DOLLAR-DENOMINATED LOAN" means a Loan that is made in Dollars pursuant to the applicable Notice of Borrowing.

         "DOLLARS" and the sign "$" mean lawful currency of the United States.

         "DOMESTIC BUSINESS DAY" means any day except a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

         "DOMESTIC LENDING OFFICE" means, as to each Lender, its office located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Domestic Lending Office) or such other office as such Lender may hereafter designate as its Domestic Lending Office by notice to the Company and the Administrative Agent.

         "DOMESTIC SUBSIDIARY" means each Consolidated Subsidiary other than:
(a) any Consolidated Subsidiary which the Directors of the Company reasonably determine not to be material to the business or financial condition of the Company; (b) any Consolidated Subsidiary the major portion of the assets of which are located, or the major portion of the business of which is carried on, outside the United States of America, its territories and possessions; (c) any Consolidated Subsidiary which, during the 12 most recent calendar months (or such shorter period as shall have elapsed since its organization) derived the major portion of its gross revenues from sources outside the United States of America; (d) any Consolidated Subsidiary the major portion of the assets of which consists of securities or obligations, or both, of one or more corporations (whether or not Consolidated Subsidiaries) of the types described in the preceding clauses (b) and (c); and (e) any Consolidated Subsidiary organized after March 31, 1992 which the Company intends shall be operated in such manner as to come within one or more of the preceding clauses (b), (c) and
(d).

         "EFFECTIVE DATE" means the date this Agreement becomes effective in accordance with Section 3.01.

         "ELECTION TO PARTICIPATE" means an Election to Participate substantially in the form of Exhibit D hereto.

         "ELECTION TO TERMINATE" means an Election to Terminate substantially in the form of Exhibit E hereto.

         "ELIGIBLE DESIGNEE" means a special purpose corporation that (i) is organized under the laws of the United States or any state thereof, (ii) is engaged in making, purchasing or otherwise investing in commercial loans in the ordinary course of its business and (iii) issues (or the parent of which issues) commercial paper rated at least A-1 or the equivalent thereof by S&P or at least P-1 or the equivalent thereof by Moody's.

         "ELIGIBLE SUBSIDIARY" means any Subsidiary as to which (i) an Election to Participate shall have been delivered to the Administrative Agent and (ii) an Election to Terminate shall not have been delivered to the Administrative Agent.

         "EMU LEGISLATION" means legislative measures of the Council of the European Union for the introduction of, changeover to or operation of the Euro.

         "EQUITY ISSUANCE" means the issuance of any equity securities by the Company or any of its Subsidiaries (other than equity securities issued (i) to the Company or any of its Subsidiaries or (ii) in the ordinary course of business pursuant to employee benefit plans, including the Company's matching contribution under the TRW Employee Stock Ownership and Savings Plan).

         "ERISA" has the meaning specified in Section 4.06.

         "EURO" means the single currency of the Participating Member States in the Third Stage.

         "EURO-CURRENCY BUSINESS DAY" means a Euro-Dollar Business Day, unless such term is used in connection with an Alternative Currency Borrowing or Alternative Currency Loan, in which case such day shall not be a Euro-Currency Business Day unless commercial banks are open for international business (including dealings in deposits in such Alternative Currency) in both London and the place designated by the Administrative Agent for funds to be paid or made available in such Alternative Currency.

         "EURO-CURRENCY LENDING OFFICE" means, as to each Lender, its office, branch or affiliate located at its address set forth in its Administrative Questionnaire (or identified in its Administrative Questionnaire as its Euro-Currency Lending Office) or such other office, branch or affiliate of such Lender as it may hereafter designate as its Euro-Currency Lending Office by notice to the Company and the Administrative Agent; provided that any Lender may from time to time by notice to the Company and the Administrative Agent designate separate Euro-Currency Lending Offices for its Loans in different currencies and/or for its Loans to different Borrowers, in which case all references herein to the Euro-Currency Lending Office of such Lender shall be deemed to refer to any or all of such offices, as the context may require.

         "EURO-CURRENCY LOAN" means either a Euro-Dollar Loan or an Alternative Currency Loan.

         "EURO-CURRENCY MARGIN" has the meaning specified in the Pricing
Schedule.

         "EURO-CURRENCY RATE" means a rate of interest determined pursuant to
Section 2.04(b) on the basis of a London Interbank Offered Rate.

         "EURO-CURRENCY RESERVE PERCENTAGE" means, for any day, that percentage (expressed as a decimal) which is in effect on such day, as prescribed by the Board of Governors of the Federal Reserve System (or any successor) for determining the maximum reserve requirement for a member bank of the Federal Reserve System in New York City with deposits exceeding five billion dollars in respect of "EUROCURRENCY LIABILITIES" (or in respect of any other category of liabilities which includes deposits by reference to which the interest rate on Euro-Currency Loans is determined or any category of extensions of credit or other assets which includes loans by a non-United States office of any Lender to United States residents).

         "EURO-DOLLAR BUSINESS DAY" means any Domestic Business Day on which commercial banks are open for international business (including dealings in Dollar deposits) in London.

         "EURO-DOLLAR LOAN" means a Dollar-Denominated Loan that bears interest at a Euro-Currency Rate pursuant to the applicable Notice of Borrowing or Notice of Interest Rate Election.

         "EURO UNIT" means the currency unit of the Euro.

         "EVENTS OF DEFAULT" has the meaning specified in Section 6.01.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time.

         "EXCLUDED SUBSIDIARY DEBT" has the meaning set forth in Section 5.05.

         "EXEMPTED INDEBTEDNESS" means, as of any particular time, the sum of
(i) the aggregate principal amount of all then outstanding indebtedness for borrowed money of the Company and Domestic Subsidiaries incurred after July 1, 1992 and secured by any mortgage, security interest, pledge or lien other than those permitted by paragraphs (i)-(vii) of Section 5.04 and (ii) all Attributable Debt pursuant to Sale and Leaseback Transactions (as defined in
Section 5.08) incurred by the Company and Domestic Subsidiaries after July 1, 1992 at such time outstanding other than that which is not prohibited by or is permitted pursuant to Section 5.08(a).

         "EXISTING CREDIT FACILITY" means any of (i) the Revolving Credit Agreement dated as of December 10, 1997 among the Company and the financial institutions listed on the signature pages thereof, (ii) the Multi-Year Revolving Credit Agreement as amended and restated as of May 8, 1996 among the Company and the financial institutions listed on the signature pages thereof, and (iii) the Multi-Currency Revolving Credit Facility Agreement as amended and restated as of August 7, 1997 among TRW Finance International, Barclays Bank PLC and the financial institutions named therein, in each case as amended from time to time, and "EXISTING CREDIT FACILITIES" means all or any combination of the foregoing, as the context may require.

         "FEDERAL FUNDS RATE" means, for any day, the rate per annum (rounded upward, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Domestic Business Day next succeeding such day; provided that (i) if such day is not a Domestic Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Domestic Business Day as so published on the next succeeding Domestic Business Day and (ii) if no such rate is so published on such next succeeding Domestic Business Day, the Federal Funds Rate for such day shall be the average rate quoted to Morgan Guaranty Trust Company of New York on such day on such transactions as determined by the Administrative Agent.

         "FISCAL QUARTER" means a fiscal quarter of the Company.

         "FISCAL YEAR" means a fiscal year of the Company.

         "FOREIGN SUBSIDIARY" means any Subsidiary (i) organized under the laws of a jurisdiction outside the United States and (ii) the major portion of the assets of which are located, or the major portion of the business of which is carried on, outside the United States.

         "FUNDED DEBT" means all Debt of the type described in clauses (i) and
(ii) of the definition thereof having a maturity of more than 12 months from the date such Debt was incurred or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from the date such Debt was incurred at the option of the Borrower.

         "GAAP" means generally accepted accounting principles as in effect from time to time in the United States.

         "GROUP OF LOANS" means, at any time, a group of Loans consisting of (i) all Loans to the same Borrower which are Base Rate Loans at such time or (ii) all Euro-Currency Loans to the same Borrower which are in the same currency and have the same Interest Period at such time; provided that, if a Loan of any particular Lender is converted to or made as a Base Rate Loan pursuant to
Article 8, such Loan shall be included in the same Group or Groups of Loans from time to time as it would have been in if it had not been so converted or made.

         "GUARANTEE" by any Person means any obligation, contingent or otherwise, of such Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation (whether arising by virtue of partnership arrangements, by virtue of an agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise), (ii) to reimburse a bank for amounts drawn under a letter of credit for the purpose of paying such Debt or other obligation or (iii) entered into for the purpose of assuring in any other manner the holder of such Debt or other obligation of the payment thereof or to protect such holder against loss in respect thereof (in whole or in part); provided that the term "GUARANTEE" shall not include endorsements for collection or deposit in the ordinary course of business. The term "GUARANTEE" used as a verb has a corresponding meaning.

         "INDEMNITEE" has the meaning specified in Section 10.03(b).

         "INTEREST PERIOD" means, with respect to each Euro-Currency Loan, the period commencing on the date of borrowing specified in the applicable Notice of Borrowing or on the date specified in an applicable Notice of Interest Rate Election and ending (i) for any Interest Period commencing prior to the Assignment Date, one week thereafter and (ii) for any other Interest Period, one, two, three or six months thereafter, as the Borrower may elect in such notice; provided that:

           (a) any Interest Period which would otherwise end on a day which is not a Euro-Currency Business Day shall, subject to clauses (c) and (d) below, be extended to the next succeeding Euro-Currency Business Day unless such Euro-Currency Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Euro-Currency Business Day;

           (b) any Interest Period which begins on the last Euro-Currency Business Day in a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d) below, end on the last Euro-Currency Business Day in a calendar month;

           (c) no Interest Period for any Tranche One Revolving Loan or Tranche Two Revolving Loan shall extend beyond the Tranche One Termination Date or Tranche Two Termination Date, respectively (or if such date is not a Euro-Currency Business Day, the next preceding Euro-Currency Business
         Day); and

           (d) no Interest Period for any Tranche Two Term Loan shall extend beyond the Tranche Two Term-Out Maturity Date (or, if the Tranche Two Term-Out Maturity Date is not a Euro-Currency Business Day, the next preceding Euro-Currency Business Day).

         "LENDER" means any Tranche One Lender or Tranche Two Lender, and "LENDERS" means any or all of the foregoing, as the context may require.

         "LENDER PARTIES" means the Lenders and the Agents.

         "LEVERAGE RATIO" means, at any date, the ratio of (i) Consolidated Debt at such date to (ii) Consolidated EBITDA for the four consecutive Fiscal Quarters ending on, or most recently prior to, such date.

         "LOAN" means any Tranche One Revolving Loan or Tranche Two Loan, and "LOANS" means any or all of the foregoing, as the context may require.

         "LONDON INTERBANK OFFERED RATE" has the meaning specified in Section 2.04(b).

         "LONDON OFFICE" means the office of the Administrative Agent identified on the signature pages hereof as its London office, or such other office of the Administrative Agent as it may specify for such purpose by notice to the other parties hereto.

         "MAJORITY LENDERS" means, at any time, Lenders having at least 51% in aggregate amount of the Credit Exposures at such time.

         "MARGIN REGULATIONS" means Regulations T, U and X of the Board of Governors of the Federal Reserve System, as amended and in effect from time to time.

         "MARGIN STOCK" means "margin stock" as defined in Regulation U.

         "MATERIAL ADVERSE EFFECT" means a material adverse effect on the consolidated financial condition of the Company and its Consolidated Subsidiaries, taken as a whole.

         "MATERIAL PLAN" means, at any time, a Plan or Plans having aggregate Unfunded Liabilities in excess of $100,000,000.

         "MATERIAL SUBSIDIARY" has the meaning set forth in Section 6.01(c).

         "MOODY'S" means Moody's Investors Service, Inc.

         "NATIONAL CURRENCY UNIT" or "NCU" means the unit of currency (other than a Euro Unit) of a Participating Member State.

         "NET CASH PROCEEDS" means, with respect to any Reduction Event, an amount equal to the cash proceeds received by the Company or any of its Subsidiaries from or in respect of such Reduction Event (including, when received, any cash proceeds received as income or other proceeds of any noncash proceeds of any Asset Sale), less (x) any investment banking and underwriting fees and any other expenses reasonably incurred by such Person in respect of such Reduction Event, (y) if such Reduction Event is an Asset Sale, (I) the amount of any Debt secured by a Lien on any asset disposed of in such Asset Sale and discharged from the proceeds thereof and (II) any taxes actually paid or to be payable by such Person (as estimated by a senior financial or accounting officer of the Company, giving effect to the overall tax position of the Company) in respect of such Asset Sale and (z) if the cash proceeds of such Reduction Event are received by a Subsidiary which is not a wholly-owned Subsidiary, Net Cash Proceeds shall include only the portion thereof proportionately equivalent to the Company's direct and indirect interest in such Subsidiary. The Net Cash Proceeds of Debt Incurrences under a revolving facility shall be calculated to avoid duplication.

         "NOTES" means promissory notes of a Borrower, substantially in the form of Exhibit A hereto, evidencing such Borrower's obligation to repay the Loans made to it, and "NOTE" means any one of such promissory notes issued hereunder.

         "NOTICE OF BORROWING" has the meaning specified in Section 2.02.

         "NOTICE OF INTEREST RATE ELECTION" has the meaning specified in Section 2.05.

         "OFFER" means the offer by Acquisition Subsidiary to purchase all Target Shares on the terms and conditions specified in the form of offer heretofore delivered by the Company to the Lenders.

         "OFFER FUNDING DATE" means the first date, if any, on which payment is made in respect of the initial Target Shares offered to and accepted by Acquisition Subsidiary pursuant to the Offer.

         "OFFER TERMINATION DATE" means the earliest date on which all of the following have occurred: (i) all payments in respect of acceptances of the Offer have been made in full, (ii) the Offer is closed for acceptance and (iii) all Completion Procedures which are capable of being implemented have been completed and all payments pursuant thereto to shareholders in Target have been made in full.

         "OTHER DEBT" means Debt of the Company (other than the Loans) in an aggregate principal amount in excess of $100,000,000.

         "PARENT" means, with respect to any Lender, any Person controlling such Lender.

         "PARTICIPANT" has the meaning specified in Section 10.06(b).

         "PARTICIPATING MEMBER STATES" means those members of the European Union from time to time which adopt a single, shared currency in the Third Stage.

         "PBGC" means the Pension Benefit Guaranty Corporation or any entity succeeding to any or all of its functions under ERISA.

         "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

         "PLAN" has the meaning specified in Section 4.06.

         "PRICING SCHEDULE" means the Schedule attached hereto denominated as such.

         "PRIME RATE" means the rate of interest publicly announced by Morgan Guaranty Trust Company of New York in New York City from time to time as its Prime Rate.

         "PRINCIPAL PROPERTY" means any single manufacturing plant, engineering facility or research facility owned or leased by the Company or a Domestic Subsidiary other than any such plant or facility or portion thereof which the Board of Directors reasonably determines not to be of material importance to the Company and its Subsidiaries taken as a whole.

         "QUARTERLY PAYMENT DATES" means each March 31, June 30, September 30 and December 31.

         "RATE FIXING DATE" means, with respect to any Interest Period, the day on which quotes for deposits in the relevant currency for such Interest Period are customarily taken in the London interbank market for delivery on the first day of such Interest Period.

         "REDUCTION EVENT" means (i) any Asset Sale, (ii) any Debt Incurrence or
(iii) any Equity Issuance.

         "REDUCTION PERCENTAGE" means (i) when used to determine the amount by which the Tranche One Commitments are to be reduced pursuant to Section 2.07(b)(i), 100% and (ii) when used to determine the amount by which the Tranche Two Commitments are to be reduced pursuant to Section 2.07(b)(ii), 50%.

         "REFERENCE LENDERS" means the principal London offices of Morgan Guaranty Trust Company of New York, Bank of America National Trust and

Savings Association and Citibank, N.A., and "REFERENCE LENDER" means any one of such Reference Lenders.

         "REGULATION U" means Regulation U of the Board of Governors of the Federal Reserve System, as in effect from time to time.

         "RESET DATE" means the first date following the Offer Termination Date on which (a) the Company's long-term unsecured debt is rated at least A- by S&P and A3 by Moody's or (b)(i) the Company's long-term unsecured debt is rated at least BBB+ by S&P and Baa1 by Moody's and (ii) the Tranche One Commitments shall have terminated in their entirety, the Tranche One Revolving Loans shall have been repaid in full and the Tranche Two Commitments shall have terminated in their entirety or shall have been reduced to an aggregate amount not exceeding $2,000,000,000.

         "RESPONSIBLE OFFICER" means the President, the chief financial officer, the chief accounting officer, the Treasurer, the General Counsel and any other officer of the Company whose responsibilities include monitoring compliance with this Agreement.

         "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc.

         "SEC" means the Securities and Exchange Commission.

         "SPOT RATE" means, for any Alternative Currency on any day, the average of the Administrative Agent's spot buying and selling rates for the exchange of such Alternative Currency and Dollars as of approximately 11:00 A.M. (London time) on such day.

         "STERLING" means the lawful currency of the United Kingdom.

         "SUBSIDIARY" means, as to any Person, any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person. Unless otherwise specified, "SUBSIDIARY" means a Subsidiary of the Company.

         "SUBSTITUTE LENDER" has the meaning specified in Section 8.06.

         "TARGET" means LucasVarity plc, an English company.

         "TARGET SHARES" means the ordinary shares of 25p nominal value each of the Target. References to the Target Shares include, as the context may require, the American Depositary Shares representing 10 such ordinary shares.

         "THIRD STAGE" means the third stage of European economic and monetary union pursuant to the Treaty on European Union.

         "TRANCHE ONE COMMITMENT" means (i) with respect to each Tranche One Lender listed on the Commitment Schedule, the amount set forth opposite such Lender's name on the Commitment Schedule under the heading "Tranche One Commitment", (ii) with respect to each Substitute Lender which becomes a Tranche One Lender pursuant to Section 8.06, the amount of the Tranche One Commitment assumed by it pursuant to Section 8.06 and (iii) with respect to any Assignee which becomes a Tranche One Lender pursuant to Section 10.06(c), the amount of the transferor Tranche One Lender's Tranche One Commitment assigned to it pursuant to Section 10.06(c), in each case as such amount may be changed from time to time pursuant to Section 2.07, 2.08 or 10.06(c); provided that, if the context so requires, the term "TRANCHE ONE COMMITMENT" means the obligation of a Tranche One Lender to extend credit up to such amount to the Borrowers hereunder.

         "TRANCHE ONE LENDER" means (i) each bank or other institution listed on the Commitment Schedule as having a Tranche One Commitment, (ii) each Assignee which becomes a Tranche One Lender pursuant to Section 10.06(c), (iii) each Substitute Lender which becomes a Tranche One Lender pursuant to Section 8.06 and (iv) their respective successors.

         "TRANCHE ONE REVOLVING CREDIT PERIOD" means the period from and including the Effective Date to but not including the Tranche One Termination Date.

         "TRANCHE ONE REVOLVING LOAN" means a loan made by a Tranche One Lender pursuant to Section 2.01(a).

         "TRANCHE ONE TERMINATION DATE" means December 31, 1999 or, if such day is not a Euro-Dollar Business Day, the next preceding Euro-Dollar Business Day.

         "TRANCHE TWO COMMITMENT" means (i) with respect to each Tranche Two Lender listed on the Commitment Schedule, the amount set forth opposite such Lender's name on the Commitment Schedule under the heading "Tranche Two Commitment", (ii) with respect to each Substitute Lender which becomes a Tranche Two Lender pursuant to Section 8.06, the amount of the Tranche Two Commitment assumed by it pursuant to Section 8.06 and (iii) with respect to any

Assignee which becomes a Tranche Two Lender pursuant to Section 10.06(c), the amount of the transferor Tranche Two Lender's Tranche Two Commitment assigned to it pursuant to Section 10.06(c), in each case as such amount may be changed from time to time pursuant to Section 2.07, 2.08 or 10.06(c); provided that, if the context so requires, the term "TRANCHE TWO COMMITMENT" means the obligation of a Tranche Two Lender to extend credit up to such amount to the Borrowers hereunder.

         "TRANCHE TWO LENDER" means (i) each bank or other institution listed on the Commitment Schedule as having a Tranche Two Commitment, (ii) each Assignee which becomes a Tranche Two Lender pursuant to Section 10.06(c), (iii) each Substitute Lender which becomes a Tranche Two Lender pursuant to Section 8.06 and (iv) their respective successors.

         "TRANCHE TWO LOAN" means a Tranche Two Revolving Loan or a Tranche Two Term Loan.

         "TRANCHE TWO REVOLVING CREDIT PERIOD" means the period from and including the Effective Date to but not including the Tranche Two Termination Date.

         "TRANCHE TWO REVOLVING LOAN" means a loan made by a Tranche Two Lender pursuant to Section 2.01(b)(i).

         "TRANCHE TWO TERMINATION DATE" means January 26, 2000 or, if such day is not a Euro-Dollar Business Day, the next preceding Euro-Dollar Business Day.

         "TRANCHE TWO TERM LOAN" means a loan made by a Tranche Two Lender pursuant to Section 2.01(b)(ii).

         "TRANCHE TWO TERM-OUT MATURITY DATE" means January 26, 2001 or, if such day is not a Euro-Dollar Business Day, the next preceding Euro-Dollar Business Day.

         "TRANSACTION COSTS" means employee severance costs, write-downs and write-offs and other extraordinary charges, and fees, expenses and other costs related to the Acquisition Transactions.

         "TREATY ON EUROPEAN UNION" means the Treaty of Rome of March 25, 1957, as amended by the Single European Act 1986 and the Maastricht Treaty (which was signed at Maastricht on February 7, 1992, and came into force on November 1,
1993), as amended from time to time.

         "TRW GROUP" has the meaning specified in Section 4.06.

         "TYPE" has the meaning specified in Section 1.03.

         "UNFUNDED LIABILITIES" means, with respect to any Plan at any time, the amount (if any) by which (i) the value of all benefit liabilities under such Plan, determined on a plan termination basis using the assumptions prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds (ii) the fair market value of all Plan assets allocable to such liabilities under Title IV of ERISA (excluding any accrued but unpaid contributions), all determined as of the then most recent valuation date for such Plan, but only to the extent that such excess represents a potential liability of a member of the TRW Group to the PBGC or any other Person under Title IV of ERISA.

         "UNITED STATES" means the United States of America.

         "UNMATURED EVENT OF DEFAULT" means any condition or event which with the giving of notice or lapse of time or both would, unless cured or waived, become an Event of Default.

         "WHOLLY OWNED DOMESTIC SUBSIDIARY" means each Domestic Subsidiary all the outstanding shares of which, other than directors' qualifying shares, shall at the time be owned by the Company, or by the Company and one or more Wholly Owned Domestic Subsidiaries, or by one or more Wholly Owned Domestic Subsidiaries.

         SECTION 1.02. Accounting Terms and Determinations. Unless otherwise specified herein, all accounting terms used herein shall be interpreted, all accounting determinations hereunder shall be made, and all financial statements required to be delivered hereunder shall be prepared in accordance with GAAP; provided that, if the Company notifies the Administrative Agent that the Company wishes to amend any provision hereof to eliminate the effect of any change in GAAP (or if the Administrative Agent notifies the Company that the Majority Lenders wish to amend any provision hereof for such purpose), then such provision shall be applied on the basis of GAAP in effect immediately before the relevant change in GAAP became effective, until either such notice is withdrawn or such provisions are amended in a manner satisfactory to the Company and the Majority Lenders.

         SECTION 1.03. Classes and Types of Loans and Borrowings. The term "BORROWING" denotes the aggregation of Loans of one or more Lenders to be made to the same Borrower pursuant to Article 2 on the same date, all of which Loans are of the same Class and Type (subject to Article 8) and, in the case of Euro-Currency Loans, have the same initial Interest Period. Loans hereunder are distinguished by "CLASS" and by "TYPE". The "CLASS" of a Loan (or of a Commitment to make such a Loan or of a Borrowing comprised of such Loans) refers to the determination whether such Loan is a Tranche One Revolving Loan, Tranche Two Revolving Loan or Tranche Two Term Loan, each of which constitutes a Class. The "TYPE" of a Loan refers to the determination whether such Loan is a Euro-Currency Loan or a Base Rate Loan, each of which constitutes a "TYPE". Identification of a Loan (or a Borrowing) by both Class and Type (e.g., a "Euro-Currency Tranche One Revolving Loan") indicates that such Loan is both a Tranche One Revolving Loan and a Euro-Currency Loan (or that such Borrowing is comprised of such Loans).



                                    ARTICLE 2

                                   THE CREDITS

         SECTION 2.01. Commitments to Lend. (a) TRANCHE ONE FACILITY. Each Tranche One Lender severally agrees, on the terms and conditions set forth in this Agreement, to make loans (which may be denominated in Dollars or any Alternative Currency as the Borrower elects pursuant to Section 2.02) to the Borrowers pursuant to this subsection (a) from time to time during the Tranche One Revolving Credit Period; provided that, immediately after each such loan is made (i) the aggregate outstanding Dollar Amount of the Tranche One Revolving Loans held by such Lender shall not exceed its Tranche One Commitment and (ii) the aggregate Dollar Amount of Alternative Currency Loans shall not exceed the Alternative Currency Sublimit. Within the foregoing limits, and subject to Sections 2.07 and 2.08, the Borrowers may borrow under this subsection (a), prepay Tranche One Revolving Loans to the extent permitted by Section 2.09 or required by Section 2.17 and reborrow at any time during the Tranche One Revolving Credit Period under this subsection (a).

         (b) TRANCHE TWO FACILITY. (i) TRANCHE TWO REVOLVING LOANS. Each Tranche Two Lender severally agrees, on the terms and conditions set forth in this Agreement, to make loans (which may be denominated in Dollars or any Alternative Currency as the Borrower elects pursuant to Section 2.02) to the Borrowers pursuant to this subsection (b)(i) from time to time during the Tranche Two Revolving Credit Period; provided that, immediately after each such loan is made
(i) the aggregate outstanding Dollar Amount of the Tranche Two Revolving Loans held by such Lender shall not exceed its Tranche Two Commitment and (ii) the aggregate Dollar Amount of Alternative Currency Loans shall not exceed the Alternative Currency Sublimit. Within the foregoing limits, and subject to Sections 2.07 and 2.08, the Borrowers may borrow under this subsection (b)(i), prepay Tranche Two Revolving Loans to the extent permitted by Section 2.09 or required by Section 2.17 and reborrow at any time during the Tranche Two Revolving Credit Period under this subsection (b)(i).

         (ii) TRANCHE TWO TERM LOANS. Each Tranche Two Lender severally agrees, on the terms and conditions set forth in this Agreement, to make a loan (which may be denominated in Dollars or any Alternative Currency as the Borrower elects pursuant to Section 2.02) to any Borrower on the Tranche Two Termination Date in an aggregate Dollar Amount up to but not exceeding the amount of such Lender's Tranche Two Commitment; provided that (i) the aggregate Dollar Amount of Tranche Two Term Loans shall not exceed $2,000,000,000 and (ii) the aggregate Dollar Amount of Alternative Currency Loans shall not exceed the Alternative Currency Sublimit.

         (c) MINIMUM BORROWINGS. Each Borrowing under this Section 2.01 shall be in an aggregate Dollar Amount of not less than $25,000,000 (except that any such Borrowing may be in the aggregate Dollar Amount of the unused Commitments of the relevant Class) and shall be made from the several Lenders ratably in proportion to their respective Commitments of such Class.

         SECTION 2.02. Method of Borrowing. (a) The Borrower shall give the Administrative Agent notice (a "NOTICE OF BORROWING") (1) at its Delaware Office not later than 10:30 A.M. (Delaware time) on (y) the date of each Base Rate Borrowing and (z) the third Euro-Dollar Business Day before each Euro-Dollar Borrowing and (2) at its London Office not later than 11:00 A.M. (London time) on the third Euro-Currency Business Day before each Borrowing in an Alternative Currency, specifying:

                  (i) the date of such Borrowing, which shall be a Domestic Business Day in the case of a Base Rate Borrowing or a Euro-Currency Business Day in the case of a Euro-Currency Borrowing;

                  (ii) the currency and aggregate amount (in such currency) of such Borrowing;

                  (iii) the Class and initial Type of Loans comprising such Borrowing; and

                  (iv) in the case of a Euro-Currency Borrowing, the duration of the initial Interest Period applicable thereto, subject to the provisions of the definition of Interest Period.

         In no event shall the total number of Groups of Loans at any one time outstanding exceed 30.

          (b) Promptly after receiving a Notice of Borrowing, the Administrative Agent shall notify each Lender having a Commitment of the relevant Class of the contents thereof and of such Lender's ratable share of such Borrowing and such Notice of Borrowing shall not thereafter be revocable by the Borrower.

          (c) On the date of each Borrowing, each Lender having a Commitment of the relevant Class shall make available its ratable share of such Borrowing:

                  (A) if such Borrowing is to be made in Dollars, not later than 2:00 P.M. (New York City time), in Federal or other funds immediately available in New York City, to the Administrative Agent at its office specified in or pursuant to Section 10.01; or

                  (B) if such Borrowing is to be made in an Alternative Currency, in such Alternative Currency (in such funds as may then be customary for the settlement of international transactions in such Alternative Currency) to the account of the Administrative Agent at such time and place as shall have been notified by the Administrative Agent to the Borrower and the Lenders by at least three Euro-Currency Business Days' notice.

         Unless the Administrative Agent determines that any applicable condition specified in Article 3 has not been satisfied, the Administrative Agent will make the funds so received from the Lenders available to the Borrower at the Administrative Agent's aforesaid address.

          (d) If any Tranche Two Lender makes a Tranche Two Term Loan hereunder on a day on which any Borrower is to repay all or any part of an outstanding Tranche Two Revolving Loan in the same currency from such Tranche Two Lender, such Tranche Two Lender shall apply the proceeds of its Tranche Two Term Loan to make such repayment and only an amount equal to the difference (if any) between the amount being borrowed and the amount being repaid shall be made available by such Tranche Two Lender to the Administrative Agent as provided in Section 2.02(b), or remitted by the relevant Borrower to the Administrative Agent as provided in Section 2.10, as the case may be.

          (e) Unless the Administrative Agent shall have received at its Delaware Office notice from a Lender having a Commitment of the relevant Class before the date of any Borrowing that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available to the

Administrative Agent on the date of such Borrowing in accordance with Section 2.02(c) and (d) and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent that such Lender shall not have so made such share available to the Administrative Agent, such Lender and the Borrower severally agree to repay to the Administrative Agent forthwith on demand such corresponding amount together with interest thereon, for each day from the date such amount is made available to the Borrower until the date such amount is repaid to the Administrative Agent, at the Federal Funds Rate (if such Borrowing is in Dollars) or the applicable London Interbank Offered Rate (if such Borrowing is in an Alternative Currency). If such Lender shall repay to the Administrative Agent such corresponding amount, the Borrower shall not be required to repay such amount and the amount so repaid by such Lender shall constitute such Lender's Loan included in such Borrowing for purposes of this Agreement.

         SECTION 2.03.  Maturity of Loans; Contingent Prepayments of Loans.

         (a) SCHEDULED MATURITY. (i) TRANCHE ONE REVOLVING LOANS. Each Tranche One Revolving Loan shall mature, and the principal amount thereof shall be due and payable in full together with accrued interest thereon, on the Tranche One Termination Date.

         (ii) TRANCHE TWO REVOLVING LOANS. Each Tranche Two Revolving Loan shall mature, and the principal amount thereof shall be due and payable in full together with accrued interest thereon, on the Tranche Two Termination Date.

         (iii) TRANCHE TWO TERM LOANS. Each Tranche Two Term Loan shall mature, and the principal amount thereof shall be due and payable in full together with accrued interest thereon, on the Tranche Two Term-Out Maturity Date.

         (b) CONTINGENT PREPAYMENTS. On the date of effectiveness (determined pursuant to Section 2.07(c)) of any reduction of the Tranche One Commitments or the Tranche Two Commitments pursuant to Section 2.07(b), the Borrowers shall prepay Tranche One Revolving Loans or Tranche Two Revolving Loans, as the case may be, in such aggregate Dollar Amount (together with accrued interest thereon) as shall be necessary so that, after giving effect to such prepayment, the aggregate outstanding Dollar Amount of the Tranche One Revolving Loans or the Tranche Two Revolving Loans, as the case may be, does not exceed the Tranche One Commitments or Tranche Two Commitments, as the case may be, as then reduced.

         (c) NOTICE OF PREPAYMENTS. The Company shall give the Administrative Agent notice of prepayment at its Delaware Office not later than 10:30 A.M. (Delaware time) on the third Euro-Currency Business Day before each prepayment of the Loans required pursuant to subsection (b). Promptly after receiving a notice pursuant to this subsection, the Administrative Agent shall notify each affected Lender of the contents thereof, and such notice shall not thereafter be revocable by the Company.

         SECTION 2.04. Interest Rates. (a) Each Base Rate Loan of each Class shall bear interest on the outstanding principal amount thereof, for each day from the date such Loan is made until it becomes due, at a rate per annum equal to the sum of (x) the Base Rate Margin plus (y) the Base Rate for such day. Such interest shall be payable at maturity, quarterly in arrears on each Quarterly Payment Date prior to maturity and, with respect to the principal amount of any Base Rate Loan that is prepaid or converted to a Euro-Dollar Loan, on the date of such prepayment or conversion. Any overdue principal of or interest on any Base Rate Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the sum of 2% plus the rate otherwise applicable to such Base Rate Loan for such day.

          (b) Each Euro-Currency Loan shall bear interest on the outstanding principal amount thereof, for each day during each Interest Period applicable thereto, at a rate per annum equal to the sum of the Euro-Currency Margin for such day plus the Adjusted London Interbank Offered Rate applicable to such Interest Period. Such interest shall be payable for each Interest Period on the last day thereof and, if such Interest Period is longer than three months, at intervals of three months after the first day thereof and, with respect to the principal amount of any Euro-Currency Loan that is prepaid, on the date of such prepayment.

         The "ADJUSTED LONDON INTERBANK OFFERED RATE" applicable to any Interest Period means a rate per annum equal to the quotient obtained (rounded upward, if necessary, to the next higher 1/100 of 1%) by dividing (i) the applicable London Interbank Offered Rate by (ii) 1.00 minus the Euro-Currency Reserve Percentage.

         The "LONDON INTERBANK OFFERED RATE" applicable to any Interest Period means the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the respective rates per annum at which deposits in the relevant currency are offered to each Reference Lender in the London interbank market at approximately 11:00 A.M. (London time) on the Rate Fixing Date in an amount approximately equal to the principal amount of the Euro-Currency Loan of such Reference Lender to which such Interest Period is to apply and for a period of time comparable to such Interest Period.

          (c) Any overdue principal of or interest on any Euro-Currency Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the higher of (i) the sum of 2% plus the Euro-Currency Margin for such day plus the Adjusted London Interbank Offered Rate applicable to such Loan on the day before such payment was due and (ii) the sum of 2% plus the Euro-Currency Margin for such day plus a rate per annum equal to the quotient obtained (rounded upward, if necessary, to the next higher 1/100 of 1%) by dividing (x) the average (rounded upward, if necessary, to the next higher 1/100 of 1%) of the respective rates per annum at which one day (or, if such amount due remains unpaid more than three Euro-Currency Business Days, then for such other period of time not longer than three months as the Administrative Agent may select) deposits in the relevant currency in an amount approximately equal to such overdue payment due to each Reference Lender are offered to such Reference Lender in the London interbank market for the applicable period determined as provided above by (y) 1.00 minus the Euro-Currency Reserve Percentage (or, if the circumstances described in clause 8.01(a) or 8.01(b) shall exist, at a rate per annum equal to the sum of 2% plus the rate otherwise applicable to Base Rate Loans for such day).

          (d) The Administrative Agent shall determine each interest rate applicable to the Loans hereunder. The Administrative Agent shall promptly notify the Borrower and the participating Lenders of each rate of interest so determined, and its determination thereof shall be conclusive in the absence of manifest error.

          (e) Each Reference Lender agrees to use its best efforts to furnish quotations to the Administrative Agent as contemplated by this Section. If any Reference Lender does not furnish a timely quotation, the Administrative Agent shall determine the relevant interest rate on the basis of the quotation or quotations furnished by the remaining Reference Lenders or Lender or, if none of such quotations is available on a timely basis, the provisions of Section 8.01 shall apply.

         SECTION 2.05. Method of Electing Interest Rates. (a) The Dollar-Denominated Loans included in each Borrowing shall initially be of the Type specified by the Borrower in the applicable Notice of Borrowing. Thereafter, the Borrower may from time to time elect to change or continue the Type of each Group of Dollar-Denominated Loans (subject to Section 2.05(d) and the provisions of Article 8), as follows:

                  (i) if such Loans are Base Rate Loans, the Borrower may elect to convert such Loans to Euro-Dollar Loans as of any Euro-Dollar Business Day and

                  (ii) if such Loans are Euro-Dollar Loans, the Borrower may elect, as of the end of any Interest Period applicable thereto, to convert such

         Loans to Base Rate Loans, or to continue such Loans as Euro-Dollar Loans for an additional Interest Period.

Each such election shall be made by delivering a notice (a "NOTICE OF INTEREST RATE ELECTION") to the Administrative Agent at its Delaware Office not later than 10:30 A.M. (Delaware time) on the third Euro-Dollar Business Day before the conversion or continuation selected in such notice is to be effective. A Notice of Interest Rate Election may, if it so specifies, apply to only a portion of the aggregate principal amount of the relevant Group of Loans; provided that (i) such portion is allocated ratably among the Loans comprising such Group and (ii) the portion to which such Notice applies, and the remaining portion to which it does not apply, are each at least $25,000,000 (unless such portion is comprised of Base Rate Loans). If no such notice is timely received before the end of an Interest Period for any Group of Euro-Dollar Loans, the Borrower shall be deemed to have elected that such Group of Loans be converted to Base Rate Loans at the end of such Interest Period.

          (b)   Each Notice of Interest Rate Election shall specify:

                  (i) the Group of Loans (or portion thereof) to which such notice applies;

                  (ii) the date on which the conversion or continuation selected in such notice is to be effective, which shall comply with the applicable clause of Section 2.05(a);

                  (iii) if the Loans comprising such Group are to be converted, the new Type of Loans and, if the Loans resulting from such conversion are to be Euro-Dollar Loans, the duration of the next succeeding Interest Period applicable thereto; and

                  (iv) if such Loans are to be continued as Euro-Dollar Loans for an additional Interest Period, the duration of such additional Interest Period.

Each Interest Period specified in a Notice of Interest Rate Election shall comply with the provisions of the definition of Interest Period.

          (c) Promptly after receiving a Notice of Interest Rate Election from a Borrower pursuant to Section 2.05(a), the Administrative Agent shall notify each relevant Lender of the contents thereof and such notice shall not thereafter be revocable by the Borrower.

          (d) The Borrower shall not be entitled to elect to convert any Loans to, or continue any such Loans for an additional Interest Period as, Euro-Dollar Loans if (x) the aggregate principal amount of any Group of Euro-Dollar Loans created or continued as a result of such election would be less than $25,000,000 or (y) an Event of Default shall have occurred and be continuing when the Borrower delivers notice of such election to the Administrative Agent or when such conversion or continuation would otherwise be effective.

          (e) The initial Interest Period for each Group of Alternative Currency Loans shall be specified by the Borrower in the applicable Notice of Borrowing. The Borrower may specify the duration of each subsequent Interest Period applicable to such Group of Loans by delivering to the Administrative Agent at its London Office not later than 11:00 A.M. (London time) on the third Euro-Currency Business Day before the end of the immediately preceding Interest Period, a notice specifying the Group of Loans to which such notice applies and the duration of such subsequent Interest Period (which shall comply with the provisions of the definition of Interest Period). Such notice may, if it so specifies, apply to only a portion of the aggregate principal amount of the relevant Group of Loans; provided that (i) such portion is allocated ratably among the Loans comprising such Group and (ii) the Dollar Amounts of the portion to which such notice applies, and the remaining portion to which it does not apply, are each at least $25,000,000. If no such notice is timely received by the Administrative Agent before the end of any applicable Interest Period, the Borrower shall be deemed to have elected that the subsequent Interest Period for such Group of Loans shall have a duration of one month (subject to the provisions of the definition of Interest Period).

         SECTION 2.06. Commitment Fees. (a) The Company shall pay to the Administrative Agent, for the account of the Lenders ratably in proportion to their Commitments of each Class, a commitment fee calculated for each day at the Commitment Fee Rate for such day (determined in accordance with the Pricing Schedule) on the amount by which the aggregate amount of the Commitments of such Class exceeds the aggregate outstanding Dollar Amount of the Loans of such Class on such day. Such commitment fee shall accrue from and including the Effective Date to but excluding the date on which the Commitments of such Class terminate in their entirety.

          (b) Fees accrued for the account of the Lenders under this Section shall be payable quarterly in arrears on each Quarterly Payment Date and, with respect to the Commitments of any Class, on the day on which such Commitments terminate in their entirety.

         SECTION 2.07.  Mandatory Termination and Reduction of Commitments.
(a) SCHEDULED TERMINATION. Unless previously terminated, (i) the Tranche One Commitments shall terminate in their entirety on the Tranche One Termination

Date and (ii) the Tranche Two Commitments shall terminate in their entirety on the Tranche Two Termination Date.

         (b) CONTINGENT REDUCTIONS. (i) TRANCHE ONE COMMITMENTS. In the event that the Company or any of its Subsidiaries shall at any time, or from time to time, receive after the date hereof any Net Cash Proceeds of any Reduction Event, the Tranche One Commitments shall be reduced by an amount equal to the Reduction Percentage of such Net Cash Proceeds.

         (ii) TRANCHE TWO COMMITMENTS. In the event that the Company or any of its Subsidiaries shall at any time, or from time to time, after the termination of the Tranche One Commitments, receive any Net Cash Proceeds of any Reduction Event, the Tranche Two Commitments shall be reduced by an amount equal to the Reduction Percentage of such Net Cash Proceeds; provided that no such reduction of the Tranche Two Commitments shall be required to be made pursuant to this subsection (b)(ii) with the Net Cash Proceeds in respect of any Reduction Event if and to the extent, before or after giving effect thereto, the Tranche Two Commitments do not exceed $2,000,000,000.

         (c) TIMING OF REDUCTIONS. Any reduction of the Commitments pursuant to subsection (b) shall be effective on and as of the date of receipt of the relevant Net Cash Proceeds; provided that (i) if the Reduction Percentage of the Net Cash Proceeds in respect of any Reduction Event is less than $10,000,000, such reduction shall be effective upon receipt of proceeds such that, together with all other such amounts not previously applied, the Reduction Percentage of such Net Cash Proceeds is equal to at least $10,000,000 (or, if less, an amount equal to the excess of the Tranche Two Commitments over $2,000,000,000); and
(ii) if any such reduction would otherwise require prepayment of Euro-Currency Loans or portions thereof pursuant to Section 2.03(b) prior to the last day of the related Interest Period, such reduction (or portion thereof) shall, unless the Administrative Agent otherwise notifies the Company upon the instructions of the Majority Lenders, be deferred to such last day.

         (d) NOTICE OF REDUCTIONS. The Company shall give the Administrative Agent at its Delaware Office at least three Euro-Dollar Business Days' notice of each reduction of the Commitments required pursuant to this Section. Promptly after receiving a notice pursuant to this subsection, the Administrative Agent shall notify each affected Lender of the contents thereof.

         SECTION 2.08. Optional Termination or Reduction of Commitments. The Company may, upon at least three Domestic Business Days' notice to the Administrative Agent at its Delaware Office, (i) terminate the Commitments of any Class at any time, if no Loans of such Class are outstanding at such time, or (ii) ratably reduce from time to time by an aggregate amount of $25,000,000 or any larger multiple of $5,000,000, the aggregate amount of the Commitments of any Class in excess of the aggregate outstanding Dollar Amount of the Loans of such Class at the date of such reduction. Promptly after receiving a notice pursuant to this Section, the Administrative Agent shall notify each Lender having a Commitment of the relevant Class of the contents thereof, and such notice shall not thereafter be revocable by the Company.

         SECTION 2.09. Optional Prepayments. (a) Subject in the case of Euro-Currency Loans to Section 2.11, a Borrower may upon notice to the Administrative Agent (i) at its Delaware Office not later than 10:30 A.M. (Delaware time) on the Domestic Business Day preceding the date of prepayment of any Group of Base Rate Loans or the third Euro-Dollar Business Day before the date of prepayment of any Group of Euro-Dollar Loans, prepay any Group of Dollar-Denominated Loans or (ii) at its London Office not later than 11:00 A.M. (London time) on the third Euro-Currency Business Day before the date of prepayment, prepay any Group of Alternative Currency Loans, in each case in whole at any time, or from time to time in part in Dollar Amounts aggregating not less than $25,000,000, by paying the principal amount to be prepaid together with interest accrued thereon to the date of prepayment. Each such optional prepayment shall be applied to prepay ratably the Loans of the several Lenders included in such Group of Loans.

          (b) Promptly after receiving a notice of prepayment pursuant to this Section, the Administrative Agent shall notify each affected Lender of the contents thereof and of such Lender's ratable share of such prepayment, and such notice shall not thereafter be revocable by the Borrower.

         SECTION 2.10. General Provisions as to Payments. (a) The Borrowers shall make each payment of principal of, and interest on, the Dollar-Denominated Loans and of fees hereunder not later than 2:00 P.M. (New York City time) on the date when due, in Federal or other funds immediately available in New York City, to the Administrative Agent at its address in New York City specified in or pursuant to Section 10.01. The Borrowers shall make each payment of principal of, and interest on, the Alternative Currency Loans in the relevant Alternative Currency in such funds as may then be customary for the settlement of international transactions in such Alternative Currency, to such account and at such time and at such place as shall have been notified by the Administrative Agent to the relevant Borrower and the Banks by at least three Euro-Currency Business Days' notice. The Administrative Agent will promptly distribute to each Lender its ratable share (if any) of each such payment received by the Administrative Agent for the account of the Lenders. Whenever any payment of principal of, or interest on, the Base Rate Loans or any payment of fees shall be due on a day which is not a Domestic Business Day, the date for payment thereof shall be extended to the next succeeding Domestic Business Day. Whenever any payment of principal of, or interest on, the Euro-Currency Loans shall be due on a day which is not a Euro-Currency Business Day, the date for payment thereof shall be extended to the next succeeding Euro-Currency Business Day unless such Euro-Currency Business Day falls in another calendar month, in which case the date for payment thereof shall be the next preceding Euro-Currency Business Day. If the date for any payment of principal is extended by operation of law or otherwise, interest thereon shall be payable for such extended time.

          (b) Unless a Borrower notifies the Administrative Agent before the date on which any payment is due from such Borrower to the Lenders hereunder that such Borrower will not make such payment in full, the Administrative Agent may assume that such Borrower has made such payment in full to the Administrative Agent on such date and the Administrative Agent may, in reliance on such assumption, cause to be distributed to each relevant Lender on such due date an amount equal to the amount then due such Lender. If and to the extent that such payment shall not have been so made by such Borrower (or by the Company as guarantor thereof), each such Lender shall repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender together with interest thereon, for each day from the date such amount is distributed to such Lender until the date such Lender repays such amount to the Administrative Agent, at (i) the Federal Funds Rate (if such amount was distributed in Dollars) or (ii) the rate per annum at which one-day deposits in the relevant currency are offered to the Administrative Agent in the London interbank market for such day (if such amount was distributed in an Alternative Currency).

          (c) Each payment by the Administrative Agent in Euro will be made in Euro Units rather than National Currency Units, unless the Administrative Agent notifies the recipient otherwise.

          (d) The foregoing provisions do not affect the rights of any party under the EMU Legislation or other applicable law to make Euro payments in a National Currency Unit or to receive Euro payments credited to its account in a National Currency Unit.

         SECTION 2.11. Funding Losses. If a Borrower makes any payment of principal with respect to any Euro-Currency Loan or any Euro-Dollar Loan is converted to a Base Rate Loan (whether such payment or conversion is pursuant to Article 2, 6 or 8 or otherwise) on any day other than the last day of an Interest Period applicable thereto, or the last day of an applicable period fixed pursuant to Section 2.04(c), or if a Borrower fails to borrow, prepay, convert or continue any Euro-Currency Loan after notice has been given to any Lender in accordance with Section 2.02(b), 2.03(c), 2.05(c), 2.05(e) or 2.09(b), such Borrower shall reimburse each Lender within 15 days after demand for any resulting loss or expense incurred by it (or by an existing or prospective Participant in the related Loan), including (without limitation) any net loss incurred in obtaining, liquidating or employing deposits from third parties, but excluding loss of margin for the period after such payment or conversion or failure to borrow, prepay, convert or continue; provided that such Lender shall have delivered to such Borrower a certificate as to the amount of such loss or expense, which certificate shall set forth the basis for the calculations of the amount of such loss or expense being claimed and shall be conclusive absent manifest error.

         SECTION 2.12. Computation of Interest and Fees. Commitment fees, interest based on the Prime Rate and interest on Sterling Loans shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and paid for the actual number of days elapsed (including the first day but excluding the last day). All other interest shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

         SECTION 2.13. Notes. (a) Each Borrower's obligation to repay the Loans made to it by each Lender shall be evidenced by a single Note of such Borrower payable to the order of such Lender for the account of its Applicable Lending Office.

          (b) Each Lender may, by notice to a Borrower and the Administrative Agent, request that such Borrower's obligation to repay such Lender's Loans of a particular Type, currency or Class to such Borrower be evidenced by a separate Note. Each such Note shall be in substantially the form of Exhibit A hereto with appropriate modifications to reflect the fact that it relates solely to Loans of the relevant Type, currency or Class. Each reference in this Agreement to the "NOTE" of such Borrower payable to the order of such Lender shall be deemed to refer to and include any or all of such Notes, as the context may require.

          (c) Promptly after it receives a Note for any Lender pursuant to
Section 3.01(a) or Section 3.05(a), the Administrative Agent shall forward such Note to such Lender. Each Lender shall record the date, currency, amount (in such currency) and maturity of each Loan made by it to each Borrower and the date and amount of each payment of principal made with respect thereto, and may, if such Lender so elects in connection with any transfer or enforcement of its Note of any Borrower, endorse on the schedule forming a part thereof appropriate notations to evidence the foregoing information with respect to each of its Loans to such Borrower then outstanding; provided that a Lender's failure to make (or any error in making) any such recordation or endorsement shall not affect any Borrower's obligations hereunder or under its Notes. Each Lender is hereby irrevocably authorized by each Borrower so to endorse such Borrower's Note payable to the order of such Lender and to attach to and make a part of such Note a continuation of any such schedule as and when required.

         SECTION 2.14. Judgment Currency. If for the purpose of obtaining judgment in any court it is necessary to convert a sum due from any Borrower hereunder or under any Note in the currency expressed to be payable herein or therein (the "SPECIFIED CURRENCY") into another currency, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the specified currency with such other currency at the Administrative Agent's New York office on the Euro-Currency Business Day preceding that on which final judgment is given. The obligations of each Borrower in respect of any sum due to any Lender or the Administrative Agent hereunder or under any Note shall, notwithstanding any judgment in a currency other than the specified currency be discharged only to the extent that, on the Euro-Currency Business Day following receipt by such Lender or the Administrative Agent (as the case may be) of any sum adjudged to be so due in such other currency, such Lender or the Administrative Agent (as the case may be) may in accordance with normal banking procedures purchase the specified currency with such other currency. If the amount of the specified currency so purchased is less than the sum originally due to such Lender or the Administrative Agent, as the case may be, in the specified currency, the relevant Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify such Lender or the Administrative Agent, as the case may be, against such loss. If the amount of the specified currency so purchased exceeds (a) the sum originally due to any Lender or the Administrative Agent, as the case may be, and (b) any amounts shared with other Lenders as a result of allocations of such excess as a disproportionate payment to such Lender under Section 10.04, such Lender or the Administrative Agent, as the case may be, agrees to remit such excess to such Borrower.

         SECTION 2.15. Designation of Subsidiary as a Borrower; Termination of Designation. (a) The Company may from time to time designate any Subsidiary as an Eligible Subsidiary for purposes of this Agreement by delivering to the Administrative Agent an Election to Participate duly executed on behalf of such Subsidiary and the Company in such number of copies as the Administrative Agent may request. The Administrative Agent shall promptly notify the Lenders of its receipt of any Election to Participate.

          (b) The Company may at any time terminate the status of any Subsidiary as an Eligible Subsidiary for purposes of this Agreement by delivering to the Administrative Agent an Election to Terminate duly executed on behalf of such

Subsidiary and the Company in such number of copies as the Administrative Agent may request. The delivery of such an Election to Terminate shall not affect any obligation of such Subsidiary theretofore incurred under this Agreement and its Notes or any rights of the Lenders and the Administrative Agent against such Subsidiary or against the Company in its capacity as guarantor of the obligations of such Subsidiary. The Administrative Agent shall promptly notify the Lenders of its receipt of any Election to Terminate.

         SECTION 2.16. Foreign Subsidiary Costs. (a) If the cost to any Lender of making or maintaining any Loan to an Eligible Subsidiary is increased (or the amount of any sum received or receivable by any Lender (or its Applicable Lending Office) is reduced) by an amount deemed in good faith by such Lender to be material, by reason of the fact that such Eligible Subsidiary is incorporated in, or conducts business in, a jurisdiction outside the United States, such Eligible Subsidiary shall indemnify such Lender for such increased cost or reduction within 15 days after demand by such Lender (with a copy to the Administrative Agent). A certificate of such Lender claiming compensation under this subsection and setting forth the additional amount or amounts to be paid to it hereunder (and the basis for the calculation of such amount or amounts) shall be conclusive in the absence of manifest error.

          (b) Each Lender will promptly notify the Company and the Administrative Agent of any event of which it has knowledge that will entitle such Lender to additional interest or payments pursuant to subsection 2.16(a), but in any event within 45 days after such Lender obtains actual knowledge thereof; provided that (i) if any Lender fails to give such notice within 45 days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section 2.16 in respect of any costs resulting from such event, only be entitled to payment under this Section
2.16 for costs incurred from and after the date 45 days prior to the date that such Lender does give such notice and (ii) each Lender will designate a different Applicable Lending Office, if, in the judgment of such Lender, such designation will avoid the need for, or reduce the amount of, such compensation and will not be otherwise disadvantageous to such Lender.

         SECTION 2.17. Determining Dollar Amounts of Alternative Currency Loans; Related Mandatory Prepayments. (a) The Administrative Agent shall determine the Dollar Amount of each Alternative Currency Loan promptly after it receives the related Notice of Borrowing based on the Spot Rate on the third Euro-Currency Business Day before the date of Borrowing specified in such notice. Thereafter, the Administrative Agent shall redetermine the Dollar Amount of each Alternative Currency Loan on the third Euro-Currency Business Day before the first day of each Interest Period (after the first Interest Period) applicable thereto and, if any Interest Period applicable thereto exceeds three months, the days falling at three-month intervals after the first day thereof, based in each case on the Spot Rate on such Euro-Currency Business Day. The Administrative Agent shall promptly notify the Company, the relevant Borrower (if other than the Company) and the participating Lenders of each Dollar Amount so determined, and its determination thereof shall be conclusive in the absence of manifest error.

          (b) If, after giving effect to any redetermination of a Dollar Amount pursuant to Section 2.17(a), the aggregate Dollar Amount of all outstanding Loans exceeds the aggregate amount of the Commitments, or the aggregate Dollar Amount of all outstanding Alternative Currency Loans exceeds 105% of the Alternative Currency Sublimit, the Administrative Agent shall notify the Company and the Lenders that the Company is required to cause one or more Loans to be prepaid pursuant to this subsection. Within five Euro-Currency Business Days after receiving such notice, the Company shall cause one or more Borrowers to prepay Loans (in accordance with the procedure for prepaying Loans set forth in Section 2.09) to the extent required to eliminate any such excess.

         SECTION 2.18. Additional Reserve Costs. (a) If and so long as any Lender is required to make special deposits with the Bank of England, to maintain reserve asset ratios or to pay fees, in each case in respect of such Lender's Euro-Currency Loans in any Alternative Currency, such Lender may require the relevant Borrower to pay, contemporaneously with each payment of interest on each of such Loans, additional interest on such Loan at a rate per annum equal to the Mandatory Costs Rate calculated in accordance with the formula and in the manner set forth in Exhibit J hereto.

          (b) If and so long as any Lender is required to comply with reserve assets, liquidity, cash margin or other requirements of any monetary or other authority (including any such requirement imposed by the European Central Bank or the European System of Central Banks, but excluding requirements reflected in an applicable Euro-Currency Reserve Percentage or Mandatory Costs Rate) in respect of any of such Lender's Euro-Currency Loans in any Alternative Currency, such Lender may require the relevant Borrower to pay, contemporaneously with each payment of interest on each of such Lender's Euro- Currency Loans subject to such requirements, additional interest on such Loan at a rate per annum specified by such Lender to be the cost to such Lender of complying with such requirements in relation to such Loan.

          (c) Any additional interest owed pursuant to subsection (a) or (b) above shall be determined by the relevant Lender, which determination shall be conclusive in the absence of manifest error, and notified to the relevant Borrower (with a copy to the Administrative Agent) at least five Euro-Currency Business

Days before each date on which interest is payable for the relevant Loan, and such additional interest so notified to the relevant Borrower by such Lender shall be payable to the Administrative Agent for the account of such Lender on each date on which interest is payable for such Loan.

         SECTION 2.19. Changes in Market Practice Following EMU. Market practice relating to the inter-bank deposit market, the method and timing of rate fixing and the calculation of interest may change in the Third Stage. As a result, it may differ from the method of rate fixing and the calculation of interest prescribed under the terms of this Agreement and may also change in relation to borrowings in any currency substituted by the Euro after the date of this Agreement. In this event, the Administrative Agent may, with the written consent of the Company (which shall not be unreasonably withheld), notify the Lenders of modifications to this Agreement which are required or reasonably desirable to reflect and conform to these changes. Such modifications may provide for the use of London interbank market offered rates or interbank market offered rates from a wider European market (or, in either case, screen rates reflecting these offered rates). They may also change, among other things, the rate-fixing time or date, the definition of "Euro-Currency Business Day" and the provisions of
Section 212. The modifications set out in the Administrative Agent's notice will take effect on the later of the date specified in such notice, the date 10 Euro-Currency Business Days after the date of such notice and (in the case of such changes being made due to a country becoming a Participating Member State after the date of this Agreement) the date on which such participation commences. The modifications will not apply to interest which is computed for any Interest Period starting before the date the modifications take effect. This Section may, in appropriate circumstances, be invoked more than once.



                                    ARTICLE 3

                                   CONDITIONS

         SECTION 3.01. Effectiveness. This Amended Agreement shall become effective when all the following conditions have been satisfied:

                  (a) the Administrative Agent shall have received, from each party listed on the signature pages hereof, either a counterpart hereof signed by such party or facsimile or other written confirmation satisfactory to the Administrative Agent confirming that such party has signed a counterpart hereof;

                  (b) the Administrative Agent shall have received a duly executed Note of the Company for the account of each Lender dated on or before the Effective Date and complying with the provisions of Section 2.13;

                  (c) the Administrative Agent shall have received opinions of Jones Day Reavis & Pogue, special counsel for the Company, and of the General Counsel of the Company, collectively substantially to the effect of Exhibit B hereto;

                  (d) the Administrative Agent shall have received an opinion of Davis Polk & Wardwell, special counsel for the Agents, substantially to the effect of Exhibit C hereto; and

                  (e) the Administrative Agent shall have received (i) certified copies of the Amended Articles of Incorporation and Regulations of the Company, (ii) certified copies of resolutions of the Board of Directors of the Company authorizing the Company to execute, deliver and perform this Agreement and its Notes and (iii) a certificate of the Secretary or an Assistant Secretary of the Company certifying the names of the officer or officers of the Company who have signed or will sign this Agreement, the Notes, and other documents provided for in this Agreement to be executed by the Company, together with a sample of the true signature of each such officer, and a certificate of authorization setting forth each Person who is authorized to effect Loans and other transactions hereunder, together with a sample of the true signature of each such Person. Each Lender may conclusively rely on such certificates until it shall have received notice to the contrary.

On the Effective Date, the following transactions shall occur simultaneously:

                           (i) the Existing Agreement shall be automatically
                  amended and restated in its entirety to read as set forth herein;

                           (ii) each party not a party to the Existing Agreement
                  shall become a Lender party to this Agreement with Commitments as set forth on the Commitment Schedule; and

                           (iii) the Commitments of the Lenders shall be as set
                  forth on the Commitment Schedule.

On and after the Effective Date, the rights and obligations of the parties hereto shall be governed by this Amended Agreement; PROVIDED the rights and obligations of the parties to the Existing Agreement with respect to the period prior to the Effective Date shall continue to be governed by the provisions of the Existing Agreement. Promptly after the Effective Date occurs, the Administrative Agent shall notify the Company and the Lenders thereof, and such notice shall be conclusive and binding on all parties hereto.

         SECTION 3.02. Borrowings to Finance Acquisition of Target Shares. The obligation of any Lender to make a Loan on the occasion of any Borrowing for the purposes (and only for the purposes) of (i) financing the acquisition of Target Shares pursuant to the Offer and the Completion Procedures and (ii) financing open market purchases of Target Shares while the Offer is continuing is subject to the satisfaction of the following conditions:

                  (a) receipt by the Administrative Agent of a Notice of Borrowing as required by Section 2.02;

                  (b) immediately before and after such Borrowing, no Event of Default described in clause (c) of Section 6.01 shall have occurred and be continuing with respect to the Borrower or the Company (if not the Borrower);

                  (c) the representations and warranties of the Company set forth in Sections 4.01, 4.02 and 4.03 (and, if the Company is not the Borrower, the representations and warranties of the Borrower set forth in Sections 4.11(a), (b) and (c)) shall be true on and as of the date of such Borrowing;

                  (d) Acquisition Subsidiary shall not have waived, amended or modified in any material respect any material term or condition of the Offer, including without limitation the offered price per Target Share, other than an extension of time for acceptance of the Offer;

                  (e) Acquisition Subsidiary shall not have decided, declared or accepted that valid acceptances in respect of less than a majority in nominal value of the ordinary shares to which the Offer relates shall be required for the satisfaction of the condition set forth in paragraph 1(a) of Appendix 1 to the press release by which the Offer is announced; and

                  (f) if the Offer Funding Date is on or prior to the date of such Borrowing, the fact that the Offer shall have been declared unconditional in all respects and the Administrative Agent shall have received a certified copy of the announcement to such effect.

Each Borrowing described in this Section shall be deemed to be a representation and warranty by the Borrower that the conditions specified in this Section are satisfied on the date of such Borrowing.

         SECTION 3.03. Borrowings for Other Corporate Purposes. The obligation of any Lender to make a Loan on the occasion of any Borrowing prior to the Reset Date for a purpose other than those specified in Section 3.02 is subject to the satisfaction of the following conditions:

                  (a) receipt by the Administrative Agent of a Notice of Borrowing as required by Section 2.02;

                  (b) the fact that, immediately before and after such Borrowing, no Event of Default or Unmatured Event of Default shall have occurred and be continuing;

                  (c) the fact that the representations and warranties of the Company and, if the Company is not the Borrower, of the Borrower contained in this Agreement shall be true on and as of the date of such Borrowing;

                  (d) the fact that the Offer Funding Date shall have occurred on or prior to the date of such Borrowing; and

                  (e) in the case of any such Borrowing prior to the Acquisition Closing Date, the fact that after giving effect thereto, the unused amount of the Commitments will be not less than the maximum aggregate amount at that time remaining to be paid (on the assumption that all outstanding Target Shares will be acquired at the price stated in the Offer) to accepting shareholders pursuant to the Offer and the Completion Procedures.

Each Borrowing described in this Section shall be deemed to be a representation and warranty by the Borrower on the date of such Borrowing as to the facts specified in the foregoing clauses 3.03(b), 3.03(c), 3.03(d) and 3.03(e).

         SECTION 3.04. Post Reset Date Borrowings. The obligation of any Lender to make a Loan on the occasion of any Borrowing on or after the Reset Date is subject to the satisfaction of the following conditions:

                  (a) receipt by the Administrative Agent of a Notice of Borrowing as required by Section 2.02;

                  (b) the fact that, immediately before and after such Borrowing, no Event of Default or Unmatured Event of Default shall have occurred and be continuing;

                  (c) the fact that the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.03 and 4.10 and, if the Company is not the Borrower, the representations and warranties of the Borrower contained in Sections 4.11(a), (b) and (c) shall be true on and as of the date of such Borrowing; and

                  (d) in the case of any such Borrowing prior to the Acquisition Closing Date, the fact that after giving effect thereto, the unused amount of the Commitments will be not less than the maximum aggregate amount at that time remaining to be paid (on the assumption that all outstanding Target Shares will be acquired at the price stated in the Offer) to accepting shareholders pursuant to the Offer and the Completion Procedures.

Each Borrowing described in this Section shall be deemed to be a representation and warranty by the Borrower on the date of such Borrowing as to the facts specified in the foregoing clauses 3.04(b), 3.04(c) and 3.04(d).

         SECTION 3.05. First Borrowing by Each Eligible Subsidiary. The obligation of each Lender to make a Loan on the occasion of the first Borrowing by each Eligible Subsidiary is subject to the satisfaction of the following further conditions:

                  (a) receipt by the Administrative Agent for the account of each Lender of a duly executed Note of such Eligible Subsidiary, dated on or before the date of such Borrowing, complying with the provisions of Section 2.13;

                  (b) receipt by the Administrative Agent of an opinion of counsel for such Eligible Subsidiary acceptable to the Administrative Agent, substantially to the effect of Exhibit F hereto and covering such additional matters relating to the transactions contemplated hereby as the Majority Lenders may reasonably request; and

                  (c) receipt by the Administrative Agent of all documents which it may reasonably request relating to the existence of such Eligible Subsidiary, its authority for and the validity of its Election to Participate, this Agreement and its Notes, and any other matters relevant thereto, all in form and substance satisfactory to the Administrative Agent.

The opinion referred to in clause 3.05(b) shall be dated on or before the date of the first Borrowing by such Eligible Subsidiary.



                                    ARTICLE 4

                         REPRESENTATIONS AND WARRANTIES

         The Company represents and warrants that:

         SECTION 4.01. Corporate Organization. The Company is a corporation duly incorporated and in good standing under the laws of the State of Ohio and the Company is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction of the United States where, because of the nature of its activities or properties, such qualification is required and where the failure to be so qualified would have a Material Adverse Effect.

         SECTION 4.02. Authorization; No Conflict. The execution, delivery and performance by the Company of this Agreement and the Notes are within the Company's corporate powers, have been duly authorized by all necessary corporate action, require no action by or in respect of, or filing with, any governmental body, agency or official (other than (i) Exchange Act reporting requirements and (ii) actions which have been taken, and filings which have been made, and are in full force and effect) and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of the Amended Articles of Incorporation or Regulations of the Company or of any agreement for borrowed money or other material agreement binding upon the Company. The Company has duly executed and delivered this Agreement.

         SECTION 4.03. Validity and Binding Nature. This Agreement is a legal, valid and binding obligation of the Company, and the Notes, when duly executed and delivered will be, legal, valid and binding obligations of the Company, in each case enforceable against the Company in accordance with their respective terms.

         SECTION 4.04. Financial Statements. (a) The Company's audited consolidated financial statements as at December 31, 1997 and its unaudited consolidated financial statements as at September 30, 1998, copies of which have been furnished to each Lender, have been prepared in accordance with GAAP, applied on a basis consistent with that of the preceding fiscal year (except as described in the notes thereto), and fairly present in all material respects the consolidated financial condition and results of operations of the Company and its Consolidated Subsidiaries as of the dates and for the periods indicated, as applicable.

          (b) Since September 30, 1998 there has been no material adverse change in the business, financial position or results of operations of the Company and its Consolidated Subsidiaries, taken as a whole.

         SECTION 4.05. Litigation. There are no material legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its Consolidated Subsidiaries is a party or to which any of their respective properties is subject that are required to be disclosed in the Company's periodic reports under the Exchange Act and that have not been so disclosed.

         SECTION 4.06. Compliance with ERISA. Each member of the controlled group of corporations (as defined in Section 414(b) of the Internal Revenue Code of 1986), which includes the Company (the "TRW GROUP"), has (i) fulfilled its obligations under the minimum funding standards of Part 3 of Title I of the Employee Retirement Income Security Act of 1974 (as amended and, together with any successor statute, "ERISA") and Section 412 of the Internal Revenue Code of 1986 (as amended and, together with any successor statute, the "CODE") with respect to each defined benefit plan (as defined in Section 3 (35) of ERISA) maintained by a member of the TRW Group (each, a "PLAN") and (ii) is in compliance in all material respects with the presently applicable provisions of ERISA and the Code with respect to each such Plan. No member of the TRW Group has (x) sought a waiver of the minimum funding standard under Section 412 of the Code in respect of any Plan, (y) failed to make any contribution or payment required to be made to a Plan or to any multi-employer plan (as defined in Section 3 (37)(A) of ERISA) or made any amendment to any Plan which has resulted or could result in the imposition of a lien or the posting of a bond or other security under ERISA or the Code or (z) incurred any liability under Title IV of ERISA other than the liability to the Pension Benefit Guaranty Corporation for premiums under Section 4007 of ERISA.

         SECTION 4.07. Environmental Matters. The Company has established accruals for matters that are probable and reasonably estimable as required by FASB Statement No. 5, "Accounting for Contingencies." To the Company's knowledge, any liability that may result from the resolution of known environmental matters in excess of amounts accrued therefor will not have a Material Adverse Effect.

         SECTION 4.08. Taxes. The Company and its Consolidated Subsidiaries have filed all United Stated federal income tax returns and all other material tax returns which are required to have been filed by them (subject to any available extensions) and have paid all taxes indicated as due on such returns. The Company has made adequate and reasonable provision for all material taxes not yet due and payable, if any, and all material assessments, if any.

         SECTION 4.09. Government Regulation. Neither the Company nor any of its Consolidated Subsidiaries is registered as a public utility under the Public Utility Holding Company Act of 1935, as amended, or as an investment company under the Investment Company Act of 1940, as amended.

         SECTION 4.10. Year 2000 Compliance. The Company has (i) initiated a review and assessment of all areas within the business and operations of the Company and each of its Consolidated Subsidiaries that could reasonably be expected to be materially adversely affected by the "Year 2000 Problem" (that is, the risk that computer applications used by it or any of its Subsidiaries may be unable to recognize and perform properly date-sensitive functions involving certain dates prior to and any date after December 31, 1999), (ii) developed a plan and timeline for addressing the Year 2000 Problem on a timely basis and (iii) to date, implemented such plan substantially in accordance with such timetable. The Company reasonably believes that all computer applications that are material to the business or operations of the Company or any of its Consolidated Subsidiaries will on a timely basis be able to perform properly date-sensitive functions for all dates before and from and after January 1, 2000, except to the extent that a failure to do so could not reasonably be expected to have a Material Adverse Effect.

         SECTION 4.11. Eligible Subsidiaries. (a) Each Eligible Subsidiary is duly organized and existing under the laws of its jurisdiction of organization.

         (b) The execution and delivery by each Eligible Subsidiary of its Election to Participate and its Notes, and the performance by it of this Agreement and its Notes, are within its legal powers, have been duly authorized by all necessary legal action, require no action by or in respect of, or filing with, any governmental body, agency or official (other than (i) Exchange Act reporting requirements and (ii) actions which have been taken, and filings which have been made, and are in full force and effect) and do not and will not contravene, or constitute a default under, any provision of applicable law or regulation or of the organizational documents of such Eligible Subsidiary or of any agreement for borrowed money or other material agreement binding upon the Company or any of its Subsidiaries. Such Eligible Subsidiary has duly executed and delivered its Election to Participate.

         (c) This Agreement is a legal, valid and binding obligation of each Eligible Subsidiary, and its Notes, when duly executed and delivered will be, legal, valid and binding obligations of such Eligible Subsidiary, in each case enforceable against such Eligible Subsidiary in accordance with their respective terms.

         (d) Except as disclosed in its Election to Participate, there is no income, stamp or other tax of any country, or any taxing authority thereof or therein, in the nature of a withholding tax or otherwise, which is imposed on any payment to be made by each Eligible Subsidiary pursuant to this Agreement or its Notes, or is imposed in respect of the execution, delivery or enforcement of its Election to Participate, this Agreement or its Notes.



                                    ARTICLE 5

                                    COVENANTS

         The Company agrees that, so long as any Lender has any Credit Exposure hereunder or any interest or fees accrued hereunder remain unpaid:

         SECTION 5.01. Reports, Certificates and Other Information. The Company will deliver to each of the Lenders:

                  (a) within 120 days after each Fiscal Year, a copy of the Company's Annual Report to Shareholders and its Annual Report on Form 10-K for the Fiscal Year then ended, as filed with the SEC and which will include an annual audit report of the Company, prepared on a consolidated basis and in accordance with the Company's then current method of accounting, which method must be in accordance with GAAP, duly certified by independent certified public accountants of nationally recognized standing selected by the Company;

                  (b) within 60 days after each Fiscal Quarter (except the last Fiscal Quarter) of each Fiscal Year, a copy of the Company's Quarterly Report on Form 10-Q for the Fiscal Quarter then ended, as filed with the SEC;

                  (c) contemporaneously with the furnishing of a copy of each Annual Report on Form 10-K provided for in subsection (a) and of each Quarterly Report on Form 10-Q provided for in subsection (b), a duly completed certificate in the form of Exhibit I with appropriate insertions (each such certificate called a "COMPLIANCE CERTIFICATE"), dated not more than 10 days prior to the date furnished, signed by an officer of the Company, showing compliance with the Consolidated Net Worth covenant set forth in Section 5.07 and, if applicable, the Debt of Subsidiaries covenant set forth in Section 5.05 and the Leverage Ratio covenant set forth in Section 5.06, and to the effect that no Unmatured Event of Default or Event of Default has occurred and is continuing or, if there is any such an event, describing it and the steps, if any, being taken to cure it;

                  (d) on any date prior to the Reset Date, within five Domestic Business Days after any Responsible Officer obtains knowledge of any Event of Default or Unmatured Event of Default, if such Event of Default or Unmatured Event of Default is then continuing, a certificate of the Company's chief financial officer or chief accounting officer setting forth the details thereof and the action which the Company is taking or proposes to take with respect thereto;

                  (e) promptly upon the filing thereof, copies of each Current Report on Form 8-K filed by the Company with the SEC; and

                  (f) from time to time such additional information concerning the Company as the Administrative Agent, at the request of any Lender, may reasonably request.

Information required to be delivered pursuant to subsections 5.01(a), 5.01(b), or 5.01(e) above shall be deemed to have been delivered on the date on which the Company provides notice to the Lenders that such information has been posted on the Company's website on the Internet at the website address listed on the signature pages hereof, at sec.gov/edaux/searches.htm or at another website identified in such notice and accessible by the Lenders without charge; provided that (i) such notice may be included in a Compliance Certificate delivered pursuant to subsection 5.01(c) and (ii) the Company shall deliver paper copies of the information referred to in subsections 5.01(a), 5.01(b), or 5.01(e) to any Lender which requests such delivery.

         SECTION 5.02. Mergers; Consolidations; Sales. The Company shall not consolidate with, or sell or convey all or substantially all its assets to, or merge into, any other Person, unless (i) the Company is the surviving corporation of such transaction, or (ii) the Company is the nonsurviving party to a merger or consolidation, the primary purpose of which is to effect a reincorporation of the Company under the laws of another state. Prior to the Reset Date, the Company will not, directly or indirectly, make Restricted Dispositions of assets with an aggregate fair market value in excess of $500,000,000. For this purpose, "RESTRICTED DISPOSITION" means a sale, lease, conveyance or other disposition outside the ordinary course of business (including by merger, consolidation, spin-off or split-off), but excluding any sale to the extent the consideration therefor consists of cash, cash equivalents and notes and other installment payment obligations and the Company complies with the provisions of Section 2.03(b) with respect to any such disposition (to the extent applicable).

         SECTION 5.03. Use of Proceeds. The proceeds of Loans made prior to the Offer Funding Date will be applied by the Borrowers to finance directly or indirectly the Acquisition Transactions (including by refinancing commercial paper the proceeds of which were applied to finance the Acquisition Transactions). The proceeds of Loans made on or after the Offer Funding Date will be applied by the Borrowers for general corporate purposes, including without limitation to finance directly or indirectly the Acquisition Transactions. None of such proceeds will be used in violation of the Margin Regulations.

         SECTION 5.04. Liens. At any date prior to the Reset Date, the Company will not, and will not permit (x) prior to the Reset Date, any Subsidiary and
(y) on and after the Reset Date, any Domestic Subsidiary to, directly or indirectly, create or assume any mortgage, encumbrance, lien, pledge, charge, or security interest of any kind (collectively and individually, a "mortgage") upon or in (m) prior to the Reset Date, any of its assets (including shares of capital stock or indebtedness), whether now owned or hereafter acquired by it, and (n) on and after the Reset Date, any of its interests in any Principal Property or upon or in any shares of capital stock or indebtedness of any Domestic Subsidiary, whether such interest, capital stock or indebtedness is now owned or hereafter acquired, if such mortgage secures or is intended to secure, directly or indirectly, the payment of any Debt; excluding, however, from the operation of this Section 5.04:

         (i) mortgages on property acquired, constructed, or improved by the Company or any Subsidiary after July 1, 1992 which are created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement to secure or provide for the payment of any part of the purchase price of such property or the cost of such construction or improvement incurred after July 1, 1992, or, in addition to mortgages contemplated by clauses (ii) and
                  (iii) below, mortgages on any such property existing at the time or placed thereon at the time of acquisition or leasing thereof by the Company or any Subsidiary, or conditional sales agreements or other title retention agreements with respect to any property now owned or leased or hereafter acquired or leased by the Company or a Subsidiary;

         (ii) mortgages on property (including shares of capital stock or indebtedness of a corporation) of a corporation existing at the time such corporation becomes a Subsidiary or is merged or consolidated with the Company or a Subsidiary or existing at the time of a sale, lease, or other disposition of the properties of such corporation (or a division thereof) or other Person as an entirety or substantially as an entirety (which includes the sale, lease, or other disposition of all or substantially all the assets thereof) to the Company or a Subsidiary, provided that no such mortgage shall extend to any other Principal Property (or, prior to the Reset Date, property) of the Company or any Subsidiary or to any shares of capital stock or any indebtedness of any Subsidiary;

         (iii) mortgages created by the Company or a Subsidiary to secure Debt of the Company or a Subsidiary to the Company or to a wholly-owned Subsidiary;

         (iv) mortgages in favor of the United States of America or any State, territory or possession thereof, or any foreign country or any department, agency, instrumentality, or political subdivision of any of such domestic or foreign jurisdictions to secure partial, progress, advance, or other payments pursuant to any contract or statute or to secure any Debt incurred for the purpose of financing all or any part of the purchase price of, or the cost of constructing, the property subject to such mortgages;

         (v) mortgages for the sole purpose of extending, renewing, or replacing (or successively extending, renewing, or replacing) in whole or in part any mortgage existing on July 1, 1992 or referred to in the foregoing clauses (i) to (iv) inclusive or of any Debt secured thereby; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal, or replacement, and that such extension, renewal, or replacement mortgage shall be limited to all or a part of the property which secured the mortgage so extended, renewed, or replaced (plus improvements on such property);

         (vi) mortgages on Margin Stock, if and to the extent that the value of such Margin Stock exceeds 25% of the total assets of the Company and its Subsidiaries subject to this Section;

         (vii) on or after the Reset Date, mortgages under which effective provision is made for all Loans to be secured equally and ratably with any other Debt secured, directly or indirectly, thereby; and

         (viii) mortgages (other than mortgages permitted by any of the foregoing clauses) if, at the time of creation or assumption thereof and after giving effect thereto, the aggregate principal amount of Exempted Indebtedness does not exceed
                  (a)(i) prior to the Reset Date, 10% and (ii) on and after the Reset Date, 15% of Consolidated Net Tangible Assets, determined as of a date not more than 95 days prior to such creation or assumption less (b) for purposes of any determination prior to the Reset Date, the aggregate principal amount of Debt of Consolidated Subsidiaries (other than Excluded Subsidiary Debt).

         SECTION 5.05. Debt of Subsidiaries. The aggregate principal amount of Debt of all Consolidated Subsidiaries (excluding (i) the Loans, (ii) Debt of a Subsidiary to the Company or to a wholly owned Subsidiary, (iii) Debt of Foreign Subsidiaries to the extent not in excess of $1,000,000,000, (iv) secured Debt and (v) Debt of a Subsidiary which has guaranteed the Loans on terms reasonably satisfactory to the Administrative Agent (items (i)-(v), collectively, "EXCLUDED SUBSIDIARY DEBT")) will at no time prior to the Reset Date exceed (x) 10% of Consolidated Net Tangible Assets less (y) Exempted Indebtedness.

         SECTION 5.06. Leverage Ratio. The Leverage Ratio will not exceed (a) 4.25, prior to March 31, 2000, and (b) 4.00, on or after March 31, 2000, at any date during the Compliance Period. The "COMPLIANCE PERIOD" for this purpose is the period from and including the last day of the first Fiscal Quarter ending at least 30 days after the Offer Funding Date to but not including the Leverage Reset Date. "LEVERAGE RESET DATE" means the first date following the Offer Termination Date on which the Company's long-term unsecured debt is rated at least A- by S&P and A3 by Moody's.

         SECTION 5.07. Net Worth. (a) At the last day of any Fiscal Quarter ended prior to the Reset Date, the Company will not permit Consolidated Net Worth to be less than an amount (the "MINIMUM NET WORTH AMOUNT") equal to the sum of (i) $1,200,000,000 and (ii) an amount equal to 50% of the consolidated net income of the Company and its Consolidated Subsidiaries for each Fiscal Quarter ending after March 31, 1999 but before the date of determination, in each case, for which such consolidated net income is positive (but with no deduction on account of negative consolidated net income for any Fiscal Quarter) and (iii) 50% of the amount by which Consolidated Net Worth is increased after March 31, 1999 as a result of the issuance and sale of capital stock of the Company or the conversion or exchange of Debt of the Company into capital stock of the Company; provided that the Minimum Net Worth Amount determined at the end of any Fiscal Quarter shall be reduced by an amount equal to the amount by which Consolidated Net Worth at the end of such Fiscal Quarter is reduced on account of Transaction Costs incurred or accrued during such Fiscal Quarter (but only if such Fiscal Quarter ends prior to the first anniversary of the Offer Funding Date) and losses in respect of Asset Sales incurred during such Fiscal Quarter (but only if such Fiscal Quarter ends prior to the 18-month anniversary of the Offer Funding Date) if and to the extent that the aggregate amount of such Transaction Costs and losses does not exceed $500,000,000.

         (b) At any date on or after the Reset Date, the Company will not permit Consolidated Net Worth to be less than the Minimum Net Worth Amount set forth in the Compliance Certificate delivered by the Company pursuant to Section 5.01(c) with respect to the fiscal period most recently ended on or prior to the Reset Date.

         SECTION 5.08. Sale and Leaseback. (a) The Company will not, and will not permit any Domestic Subsidiary to, sell, lease or transfer any Principal Property owned by the Company or a Domestic Subsidiary as an entirety, or any substantial portion thereof, to anyone other than a Wholly Owned Domestic Subsidiary (or the Company or a Wholly Owned Domestic Subsidiary in the case of a Domestic Subsidiary) with the intention of taking back a lease of such property (herein referred to as a "SALE AND LEASEBACK TRANSACTION") except a lease for a period of not more than 36 months by the end of which it is intended that the use of such property by the lessee will be discontinued; provided, that notwithstanding the foregoing, the Company or any Domestic Subsidiary may sell any such property and lease it back if the net proceeds of such sale are at least equal to the fair value (as determined by resolution adopted by the Board of Directors of the Company) of such property, and (i) the Company or such Domestic Subsidiary would be entitled pursuant to paragraphs (i)-(vii) of
Section 5.04 to create Debt secured by a mortgage on the property to be leased in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction without equally and ratably securing all the Loans, or
(ii) if such sale or transfer does not come within the exception provided by the preceding clause (i), the net proceeds of such sale shall, and in any such case the Company covenants that they will, within 120 days after such sale, be applied (to the greatest extent possible) either to the repayment of the Loans then outstanding when due (whereupon the Commitments hereunder shall be reduced, on a pro rata basis, to the extent that such net proceeds are so applied) or to the retirement of Consolidated Funded Debt of the Company ranking at least on a parity with the Loans, or in part to one or more of such alternatives and in part to another.

          (b) Notwithstanding the provisions of Section 5.08(a), the Company and or any Domestic Subsidiary may enter into Sale and Leaseback Transactions if, at the time of such entering into, and after giving effect thereto, Exempted Indebtedness does not exceed (a)(i) prior to the Reset Date, 10% and (ii) on and after the Reset Date, 15% of Consolidated Net Tangible Assets, determined as of a date not more than 95 days prior to such creation or assumption less (b) for purposes of any determination prior to the Reset Date, the aggregate principal amount of Debt of Consolidated Subsidiaries (other than Excluded Subsidiary
Debt).

         SECTION 5.09. Most Favored Lender. The Company will not (a) enter into any indenture, agreement or other instrument under which any Debt for borrowed money in excess of $100,000,000 for any such indenture, agreement or instrument (or series of related agreements or instruments) of the Company or of any Subsidiary may be issued (a "RESTRICTED AGREEMENT"), or (b) agree to any amendment, waiver, consent, modification, refunding, refinancing or replacement of any Restricted Agreement, in either case, with terms the effect of which is to (i) include a Covenant which imposes a restriction, limitation or obligation in favor of another lender not imposed in favor of the Lenders by this Agreement or (ii) revise or alter any Covenant contained therein the effect of which is to impose a restriction, limitation or obligation in favor of another lender not imposed in favor of the Lenders by this Agreement, unless the Company concurrently (x) notifies the Lenders and the Administrative Agent thereof and
(y) incorporates herein such additional, altered or revised Covenant. If the Administrative Agent at the time so elects by notice to the Company and the Lenders, the incorporation of each such additional Covenant shall be deemed to occur automatically without any further action or the execution of any additional document by any of the parties to this Agreement. If the Administrative Agent does not elect to effect such an automatic incorporation, the Administrative Agent shall promptly tender to the Company for execution by it an amendment (executed by the Administrative Agent) incorporating such additional Covenant and shall promptly deliver a copy of such amendment to the Lenders.

                                    ARTICLE 6

                                    DEFAULTS

         SECTION 6.01. Events of Default. If one or more of the following events ("EVENTS OF DEFAULT") shall have occurred and be continuing:

                  (a) default in the payment when due of any principal of any Note or default in the payment when due of interest on any Note or fees payable by any Borrower hereunder and continuance of such failure to pay interest or fees for five Domestic Business Days after written notice thereof to the Company from the Administrative Agent at the request of the Lender to which such amounts are owed;

                  (b) (i) on any date prior to the Reset Date, a default in the payment when due at maturity (subject to any applicable grace period) or by acceleration of any Other Debt or the occurrence of any event or condition which results in the acceleration of the maturity of any Other Debt or enables the holder of such Other Debt or any Person acting on such holder's behalf to accelerate the maturity thereof; provided that, if any such default, event or condition shall subsequently be remedied, cured, or waived prior to either the termination of the Commitments or the declaration that all Loans are immediately due and payable, in each case pursuant to this Section 6.01, and as a result the payment of such Other Debt is no longer due and the holder thereof, or any Person acting on such holder's behalf, may no longer accelerate the maturity thereof, the Event of Default existing hereunder by reason thereof shall likewise be deemed thereupon to be remedied, cured, or waived and no longer in existence, all without any further action by the parties hereto or (ii) on any date on or after the Reset Date, a default in the payment when due at maturity (subject to any applicable grace period) or by acceleration of any Other Debt, or a default in the performance or observance of any obligation or condition with respect to any Other Debt if such default results in the acceleration of the maturity of such Other Debt; provided that, if any such default shall subsequently be remedied, cured, or waived prior to either the termination of the Commitments or the declaration that all Loans are immediately due and payable, in each case pursuant to this Section 6.01, and as a result the payment of such Other Debt is no longer due, the Event of Default existing hereunder by reason thereof shall likewise be deemed thereupon to be remedied, cured, or waived and no longer in existence, all without any further action by the parties hereto;

                  (c) the Company generally fails to pay, or admits in writing its inability to pay, debts as they become due; or the Company applies for, consents to, or acquiesces in the appointment of, a trustee, receiver, or other custodian for the Company or for a substantial part of the property thereof, or makes a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee, or receiver, or other custodian is appointed for the Company or for a substantial part of the property of the Company; or any bankruptcy, reorganization, debt arrangement, or other case or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding is commenced in respect of the Company and if such case or proceeding is not commenced by the Company, it is consented to or acquiesced in by the Company or remains for 90 consecutive days undismissed or unstayed; or the Company takes any corporate action to authorize any of the foregoing. For purposes of this subsection and subsection (f), on any date prior to the Reset Date, (x) "COMPANY" means the Company and any Material Subsidiary, and (y) "MATERIAL SUBSIDIARY" means any Subsidiary of the Company whose assets (or, if such Subsidiary has subsidiaries, whose consolidated assets) are at least equal to $100,000,000;

                  (d) failure by the Company to comply with or to perform in any material respect any provision of this Agreement (and not constituting an Event of Default under any of the preceding subsections of this
         Section 6.01) and continuance of such failure for 30 days after written notice thereof to the Company from the Administrative Agent at the request of Majority Lenders;

                  (e) any warranty made by the Company or any other Borrower in
         Article 4 of this Agreement is breached or is incorrect when made (or deemed made) in any material respect and the Company shall fail to take corrective actions reasonably satisfactory to the Majority Lenders within 30 days after written notice thereof to the Company from the Administrative Agent at the request of the Majority Lenders, except only in the case of a breach of the warranties contained in Article 4 made (or deemed made) on any date prior to the Reset Date, in which case there shall be no opportunity to take corrective actions;

                  (f) any final and unappealable judgment or order from a judicial or administrative body (which order or judgment is fully enforceable against the Company in courts of the United States of America or any state thereof) for the payment of money in excess of $100,000,000 (after adjustments to reflect reductions for credits and set-offs asserted in good faith by the Company shall be rendered against the Company, shall not have been discharged or vacated and shall have been in effect, in its final and unappealable form, for a period of 30 consecutive days;

                  (g) prior to the Reset Date, any member of the TRW Group shall fail to pay when due an amount or amounts aggregating in excess of $100,000,000 which it shall have become liable to pay under Title IV of ERISA; or notice of intent to terminate a Material Plan shall be filed under Title IV of ERISA by any member of the TRW Group, any plan administrator or any combination of the foregoing; or the PBGC shall institute proceedings under Title IV of ERISA to terminate or to cause a trustee to be appointed to administer, any Material Plan; or a condition shall exist by reason of which the PBGC would be entitled to obtain a decree adjudicating that any Material Plan must be terminated; or there shall occur a complete or partial withdrawal from, or a default, within the meaning of Section 4219(c)(5) of ERISA, with respect to, one or more Multiemployer Plans which could cause one or more members of the TRW Group to incur a current payment obligation in excess of $100,000,000;

                  (h) any person or group of persons (within the meaning of Section 13 or 14 of the Exchange Act) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the SEC under said Act) of 30% or more of the outstanding shares of common stock of the Company;

                  (i) at any time Continuing Directors shall not constitute a majority of the board of directors of the Company ("CONTINUING DIRECTOR" means each (i) individual who was a director of the Company at the Effective Date or (ii) individuals who were nominated or elected to be a director of the Company by at least two-thirds of the Continuing Directors at the time of such nomination or election); or

                  (j) the Guarantee of the Company set forth in Article 9 shall cease at any time to be in full force and effect, or any party hereto (other than a Lender Party) shall so assert in writing;

then, and in every such event, the Administrative Agent shall:

                  (i) if requested by Lenders having more than 50% in aggregate amount of the Commitments, by notice to the Company terminate the Commitments or reduce the Commitments ratably to an aggregate amount specified in such notice, whereupon the Commitments shall be so terminated or reduced forthwith; provided that, until either all Target Shares have been acquired pursuant to the Offer and the Completion Procedures or the Offer Termination Date has occurred, the Commitments shall not be terminated pursuant to this clause (i) or reduced pursuant to this clause (i) to an aggregate amount less than the maximum aggregate amount from time to time remaining to be paid (on the assumption that all outstanding Target Shares will be acquired at the price stated in the Offer) to accepting shareholders pursuant to the Offer and the Completion Procedures; and

                  (ii) if requested by Lenders holding more than 50% in aggregate unpaid Dollar Amount of the Loans, by notice to the Company declare the Loans (together with accrued interest thereon) to be, and they shall thereupon become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower;

provided that, if any Event of Default specified in subsection 6.01(c) occurs with respect to the Company or, prior to the Reset Date, any other Borrower, then without any notice to any Borrower or any other act by the Administrative Agent or the Lenders, the Commitments shall thereupon terminate and the Loans (together with accrued interest thereon) shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Borrower. Except as provided in the foregoing proviso, neither any Agent nor any Lender shall, at any time before the Offer Termination Date, be entitled to (i) enjoin the funding of the Offer, (ii) exercise any right of rescission or set-off or similar right or (iii) attempt in any other manner to obtain payment from funds drawn hereunder to fund the Offer and the Completion Procedures, in each case if and to the extent that to do so would prevent the funding of the Offer and the Completion Procedures as contemplated hereby upon satisfaction of the conditions set forth in Section 3.02.

         SECTION 6.02. Notice of Default. The Administrative Agent shall give notice to the Company (i) under Section 6.01(a) promptly upon being requested to do so by the relevant Lender and (ii) under Section 6.01(d) and 6.01(e) promptly upon being requested to do so by the Majority Lenders and, in each case, after having done so, shall notify all the Lenders thereof.



                                    ARTICLE 7

                                   THE AGENTS

         SECTION 7.01. Appointment and Authorization. Each Lender irrevocably appoints and authorizes the Administrative Agent to take such action as agent on its behalf and to exercise such powers under this Agreement as are delegated to the Administrative Agent by the terms hereof or thereof, together with all such powers as are reasonably incidental thereto.

         SECTION 7.02. Agents and Affiliates. Each Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise or refrain from exercising the same as though it were not one of the Agents. Each Agent and its affiliates may accept deposits from, lend money to, and generally engage in any kind of business with the Company or any Subsidiary or affiliate of the Company as if it were not one of the Agents.

         SECTION 7.03. Action by Administrative Agent. The obligations of the Administrative Agent hereunder are only those expressly set forth herein. Without limiting the generality of the foregoing, the Administrative Agent shall not be required to take any action with respect to any Event of Default or Unmatured Event of Default, except as expressly provided in Article 6.

         SECTION 7.04. Consultation with Experts. The Administrative Agent may consult with legal counsel (who may be counsel for any Borrower), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken by it in good faith in accordance with the advice of such counsel, accountants or experts.

         SECTION 7.05. Liability of Agents. None of the Administrative Agent, its affiliates and their respective directors, officers, agents and employees shall be liable for any action taken or not taken by it in connection herewith
(i) with the consent or at the request of the Majority Lenders (or such different number of Lenders as any provision hereof expressly requires for such consent or request) or (ii) in the absence of its own gross negligence or willful misconduct. None of the Administrative Agent, its affiliates and their respective directors, officers, agents and employees shall be responsible for or have any duty to ascertain, inquire into or verify (i) any statement, warranty or representation made in connection with this Agreement or any borrowing hereunder; (ii) the performance or observance of any of the covenants or agreements of any Borrower; (iii) the satisfaction of any condition specified in
Article 3 except, in the case of the Administrative Agent, receipt of items required to be delivered to it; or (iv) the validity, effectiveness or genuineness of this Agreement, the Notes or any other instrument or writing furnished in connection herewith. The Administrative Agent shall not incur any liability by acting in reliance upon any notice, consent, certificate, statement or other writing (which may be a bank wire, telex, facsimile or similar writing) believed by it to be genuine or to be signed by the proper party or parties. Without limiting the generality of the foregoing, the use of the term "agent" in this Agreement with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.

         SECTION 7.06. Indemnification. The Lenders shall, ratably in proportion to their Credit Exposures, indemnify the Administrative Agent, its affiliates and their respective directors, officers, agents and employees (to the extent not reimbursed by the Borrowers) against any cost, expense (including counsel fees and disbursements), claim, demand, action, loss or liability (except such as result from such indemnitees' gross negligence or willful misconduct) that such indemnitees may suffer or incur in connection with this Agreement or any action taken or omitted by such indemnitees hereunder.

         SECTION 7.07. Credit Decision. Each Lender acknowledges that it has, independently and without reliance on any other Lender Party, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance on any other Lender Party, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking any action under this Agreement.

         SECTION 7.08. Successor Administrative Agent. The Administrative Agent may resign at any time by giving notice thereof to the Lenders and the Company. Upon any such resignation, the Majority Lenders shall have the right to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Majority Lenders, and shall have accepted such appointment, within 30 days after the retiring Administrative Agent gives notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders, appoint a successor Administrative Agent, which shall be a commercial bank organized or licensed under the laws of the United States or of any State thereof and having a combined capital and surplus of at least $100,000,000. Upon the acceptance of its appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights and duties of the retiring Administrative Agent, and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder. After any retiring Administrative Agent resigns as Administrative Agent hereunder, the provisions of this Article shall inure to its benefit as to actions taken or omitted to be taken by it while it was Administrative Agent.

         SECTION 7.09. Agents' Fee. The Company shall pay to each Agent for its own account fees in the amounts and at the times previously agreed upon by the Company and such Agent.

         SECTION 7.10. Other Agents. None of the Co-Syndication Agents, in their capacities as such, shall have any duties or obligations of any kind under this Agreement.



                                    ARTICLE 8

                             CHANGE IN CIRCUMSTANCES

         SECTION 8.01. Basis for Determining Interest Rate Inadequate or Unfair. If on or before the first day of any Interest Period for any Euro-Currency
Loans:

                  (a) the Administrative Agent is advised by the Reference Lenders that deposits in the relevant currency in the applicable amounts are not being offered to the Reference Lenders in the London interbank market for such Interest Period, or

                  (b) Lenders having at least 50% in aggregate amount of the related Commitments advise the Administrative Agent that the Adjusted London Interbank Offered Rate as determined by the Administrative Agent will not adequately and fairly reflect the cost to such Lenders of funding their Euro-Currency Loans for such Interest Period, the Administrative Agent shall forthwith give notice thereof to the Company and the Lenders, whereupon until the Administrative Agent notifies the Company and the Lenders that the circumstances giving rise to such suspension no longer exist, (i) the obligations of the Lenders to make Euro-Currency Loans in the relevant currency or to continue or convert outstanding Loans as or into Euro-Currency Loans in the relevant currency shall be suspended and (ii) each outstanding Euro-Currency Loan in the relevant currency shall be prepaid (or, in the case of a Euro-Dollar Loan, converted into a Base Rate Loan) on the last day of the then current Interest Period applicable thereto. Unless the Borrower notifies the Administrative Agent at least two Domestic Business Days before the date of any affected Borrowing for which a Notice of Borrowing has previously been given that it elects not to borrow on such date, such Borrowing shall instead be made as a Base Rate Borrowing in an equal Dollar Amount.

         SECTION 8.02. Illegality. (a) If, on or after the date hereof, the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its

Applicable Lending Office) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency, shall make it unlawful or impossible for any Lender (or its Applicable Lending Office) to make, maintain or fund its Euro-Currency Loans in any currency to any Borrower and such Lender shall so notify the Administrative Agent, the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Company, whereupon until such Lender notifies the Company and the Administrative Agent that the circumstances giving rise to such suspension no longer exist, the obligation of such Lender to make Euro-Currency Loans to such Borrower in such currency or to continue outstanding Loans to such Borrower as Euro-Currency Loans in such currency, shall be suspended. Before giving any notice to the Administrative Agent pursuant to this Section, such Lender shall designate a different Applicable Lending Office if such designation will avoid the need for giving such notice and will not, in the judgment of such Lender, be otherwise disadvantageous to such Lender.

          (b) If such notice is given, each Euro-Currency Loan of such Lender in such currency then outstanding to such Borrower shall be converted to a Base Rate Loan (in the case of an Alternative Currency Loan, in a principal amount determined on the basis of the Spot Rate on the date of conversion) either (i) on the last day of the then current Interest Period applicable to such Euro-Currency Loan if such Lender may lawfully continue to maintain and fund such Loan as a Euro-Currency Loan to such day or (ii) immediately if such Lender shall determine that it may not lawfully continue to maintain and fund such Loan as a Euro-Currency Loan to such day. Interest and principal on any such Base Rate Loan shall be payable on the same dates as, and on a pro rata basis with, the interest and principal payable on the related Euro-Currency Loans of the other Lenders.

         SECTION 8.03. Increased Cost and Reduced Return. (a) If on or after the date hereof, the adoption of any applicable law, rule or regulation, or any change in any applicable law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its Applicable Lending Office) with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency, shall impose, modify or deem applicable any reserve or special deposit (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System, but excluding any such requirement (i) included in an applicable Euro-Currency Reserve Percentage or (ii) with respect to which such Lender is entitled to compensation during the relevant Interest Period under Section 2.18), insurance assessment or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (or its Applicable Lending Office) or shall impose on any Lender (or its Applicable Lending Office) or the London interbank market any other condition affecting its Euro-Currency Loans, its Notes or its obligation to make Euro-Currency Loans and the result of any of the foregoing is to increase the cost to such Lender (or its Applicable Lending Office) of making or maintaining any Euro-Currency Loan, or to reduce the amount of any sum received or receivable by such Lender (or its Applicable Lending Office) under this Agreement or under its Note with respect thereto, by an amount deemed in good faith by such Lender to be material, then, within 15 days after demand by such Lender (with a copy to the Administrative Agent), the relevant Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender for such increased cost or reduction.

          (b) If any Lender shall have determined that, after the date hereof, the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change in any such law, rule or regulation, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or any request or directive regarding capital adequacy (whether or not having the force of law) of any such authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on capital of such Lender (or its Parent) as a consequence of such Lender's obligations hereunder to a level below that which such Lender (or its Parent) could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Lender to be material, then from time to time, within 15 days after demand by such Lender (with a copy to the Administrative Agent), the Company shall pay (or cause the relevant Borrowers to pay) to such Lender such additional amount or amounts as will compensate such Lender (or its Parent) for such reduction.

          (c) Each Lender will promptly notify the Company and the Administrative Agent of any event of which it has knowledge, occurring after the date hereof, which will entitle such Lender to compensation pursuant to this Section, but in any event within 45 days after such Lender obtains actual knowledge thereof; provided that (i) if any Lender fails to give such notice within 45 days after it obtains actual knowledge of such an event, such Lender shall, with respect to compensation payable pursuant to this Section 8.03 in respect of any costs resulting from such event, only be entitled to payment under this Section 8.03 for costs incurred from and after the date 45 days prior to the date that such Lender does give such notice and (ii) each Lender will designate a different Applicable Lending Office if such designation will avoid the need for, or reduce the amount of, such compensation and will not, in the judgment of such Lender, be otherwise disadvantageous to it. A certificate of any Lender claiming compensation under this Section and setting forth the additional amount or amounts to be paid to it hereunder (and the basis for the calculations of such amount or amounts) shall be conclusive in the absence of manifest error. In determining such amount, such Lender may use any reasonable averaging and attribution methods.

         SECTION 8.04. Taxes. (a) For purposes of this Section 8.04, the following terms have the following meanings:

         "TAXES" means any and all present or future taxes or other charges of any nature deducted, withheld or otherwise imposed with respect to any payment by any Borrower pursuant to this Agreement or any Note, and all liabilities with respect thereto, excluding:

                  (i) with respect to each Lender Party, taxes imposed on its net income, and franchise or similar taxes imposed on it, by a jurisdiction under the laws of which it is organized or in which its principal executive office or Applicable Lending Office is located, and

                  (ii) any United States withholding tax imposed on such payment, but not excluding any portion of such tax that exceeds the United States withholding tax which would have been imposed on such a payment to such Lender Party under the laws and treaties in effect when such Lender Party first becomes a party to this Agreement (all taxes described in (i) and (ii), collectively, "EXCLUDED TAXES").

         "OTHER TAXES" means any present or future stamp or documentary taxes and any other excise or property taxes, or similar charges or levies, which arise from any payment made pursuant to this Agreement or any Note or from the execution, delivery, registration or enforcement of, or otherwise with respect to, this Agreement or any Note; provided that Other Taxes shall not include Excluded Taxes.

          (b) Each payment by a Borrower to or for the account of a Lender Party hereunder or under any Note shall be made without deduction for any Taxes or Other Taxes; provided that, if a Borrower shall be required by law to deduct any Taxes or Other Taxes from such payment, (i) the sum payable shall be increased as necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section) such Lender Party receives an amount equal to the sum it would have received had no such deduction been made, (ii) such Borrower shall make such deduction, (iii) such Borrower shall pay the full amount deducted to the relevant taxation authority or other authority in accordance with applicable law and (iv) such Borrower shall


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

promptly furnish to the Administrative Agent, at its address specified in or pursuant to Section 10.01, the original or a certified copy of a receipt evidencing payment thereof or other reasonably satisfactory evidence thereof.

          (c) The relevant Borrower shall indemnify each Lender Party for the full amount of any Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed or asserted (whether or not correctly) by any jurisdiction on amounts payable under this Section) paid by such Lender Party with respect to amounts paid by such Borrower pursuant to this Agreement or any Note, and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto. This indemnification shall be paid within 15 days after the later of the date such Lender Party makes demand therefor and the date such payment is made.

          (d) Each Lender Party organized under the laws of a jurisdiction outside the United States, before it signs and delivers this Agreement in the case of each Lender Party listed on the signature pages hereof and before it becomes a Lender Party in the case of each other Lender Party, and from time to time thereafter if requested in writing by the Company (but only so long as such Lender Party remains lawfully able to do so), shall provide the Company and the Administrative Agent with Internal Revenue Service form 1001 or 4224 in duplicate, as appropriate, or any successor form prescribed by the Internal Revenue Service, certifying that such Lender Party is entitled to benefits under an income tax treaty to which the United States is a party which exempts such Lender Party from United States withholding tax or reduces the rate of withholding tax on payments of interest for the account of such Lender Party or certifying that the income receivable by it pursuant to this Agreement is effectively connected with the conduct of a trade or business in the United States.

          (e) For any period with respect to which a Lender Party has failed to provide the Company or the Administrative Agent with the appropriate form as required by Section 8.04(d) (unless such failure is due to a change in treaty, law or regulation occurring after the date on which such form originally was required to be provided or results from the Company's failure to make a timely written request pursuant to Section 8.04(d)), such Lender Party shall not be entitled to indemnification under Section 8.04(b) or 8.04(c) with respect to Taxes imposed by the United States; provided that if a Lender Party, which is otherwise exempt from or subject to a reduced rate of withholding tax, becomes subject to Taxes because of its failure to deliver a form required hereunder, the Borrowers shall take such steps as such Lender Party shall reasonably request to assist such Lender Party to recover such Taxes.

          (f) If any Borrower is required to pay additional amounts to or for the account of a Lender Party pursuant to this Section as a result of a change of law, treaty or regulation occurring after such Lender Party first became a party to this Agreement, such Lender Party will, at the Company's request, change the jurisdiction of its Applicable Lending Office if, in the sole judgment of such Lender Party, such change (i) will eliminate or reduce any such additional payment which may thereafter accrue and (ii) is not otherwise disadvantageous to such Lender Party.

         SECTION 8.05. Base Rate Loans Substituted for Affected Euro-Currency Loans. If (i) the obligation of any Lender to make, or to continue or convert outstanding Loans as or to, Euro-Currency Loans in any currency to any Borrower has been suspended pursuant to Section 8.02 or (ii) any Lender has demanded compensation under Section 8.03 or 8.04 with respect to its Euro-Currency Loans in any currency and the Company shall, by at least five Euro-Currency Business Days' prior notice to such Lender through the Administrative Agent, have elected that the provisions of this Section shall apply to such Lender, then, unless and until such Lender notifies the Company that the circumstances giving rise to such suspension or demand for compensation no longer exist, all Loans to such Borrower which would otherwise be made by such Lender as (or continued as or converted to) Euro-Currency Loans in such currency shall instead be Base Rate Loans (in the case of Alternative Currency Loans, in the same Dollar Amount as the Euro-Currency Loan that such Lender would otherwise have made in the Alternative Currency) on which interest and principal shall be payable contemporaneously with the related Euro-Currency Loans of the other Lenders. If such Lender notifies the Company that the circumstances giving rise to such suspension or demand for compensation no longer exist, the principal amount of each such Base Rate Loan shall be converted into a Euro-Currency Loan on the first day of the next succeeding Interest Period applicable to the related Euro-Currency Loans of the other Lenders. If such Loan is converted into an Alternative Currency Loan, such Lender, the Administrative Agent and the relevant Borrower shall make such arrangements as shall be required (including increasing or decreasing the amount of such Alternative Currency Loan) so that such Alternative Currency Loan shall be in the same amount as it would have been if the provisions of this Section had never applied thereto.

         SECTION 8.06. Substitution of Lender. (a) If (i) the obligation of any Lender to make or maintain Euro-Currency Loans has been suspended pursuant to
Section 8.02 or (ii) any Lender has demanded compensation under Section 8.03 or 8.04, the Company shall have the right to seek one or more banks or other institutions (each a "SUBSTITUTE LENDER"), which may be one or more of the Lenders or one or more other banks or institutions satisfactory to the Administrative Agent, to purchase the Notes and assume the Commitment(s) and the Loans of such Lender (the "AFFECTED LENDER") and, if the Company locates one or more Substitute Lenders, the Affected Lender shall, upon payment to it of the purchase price agreed between it and the Substitute Lender or Lenders (or, failing such agreement, a purchase price in the amount of the outstanding principal amount of its Loans and accrued interest thereon to the date of payment) plus any amount (other than principal and interest) then due to it or accrued for its account hereunder, assign all its rights and obligations under this Agreement and the Notes (including its Commitment(s) and its Loans of each Class) to the Substitute Lender or Lenders, and the Substitute Lender or Lenders shall assume such rights and obligations, whereupon (i) the Commitment of the relevant Class (and/or the Loans of the relevant Class) of each Substitute Lender that is already a Lender shall be increased by the portion of the Affected Lender's Commitment of such Class (and/or Loans of such Class) so assigned to and assumed by it and (ii) each Substitute Lender that is not already a Lender shall become a Lender party to this Agreement and shall acquire all the rights and obligations of a Lender with a Commitment of the relevant Class (and/or the Loans of the relevant Class) equal to the portion of the Affected Lender's Commitment of such Class (and/or Loans of such Class) so assigned to and assumed by it.



                                    ARTICLE 9

                                    GUARANTY

         SECTION 9.01. The Guaranty. The Company hereby unconditionally, absolutely and irrevocably guarantees, as primary obligor and not merely as surety, the repayment to each Lender, when due pursuant to the terms and conditions of this Agreement, of the amount of any Loan made pursuant to this Agreement to an Eligible Subsidiary, together with accrued interest on such Loan, at the place and in the currency and manner specified in this Agreement; provided, however, that before any amount shall be deemed due and payable pursuant to this Guarantee, the Administrative Agent must first give notice to the Company of the nonpayment thereof by the Eligible Subsidiary at the request of the relevant Lender, and the Company shall have five Domestic Business Days from the receipt of such notice to cure or cause to be cured any and all such nonpayments. The Company's obligations hereunder constitute a guaranty of payment and not of collection merely. The Company hereby waives notice of, and consents to, any extensions of time of payment, renewals, compromises, settlements, releases or other indulgences from time to time granted by the Lenders in respect of Loans made to Eligible Subsidiaries. Except as otherwise provided in this Article 9, the Company hereby waives presentment, protest, demand of payment, notice of dishonor and all notices and demands whatsoever. The obligations of the

Company hereunder shall not be released, discharged or otherwise affected by (i) any change in the corporate existence or constitution, structure or ownership of any Eligible Subsidiary or the Company, (ii) any insolvency, bankruptcy, reorganization or similar proceeding affecting the Eligible Subsidiary or its assets or the Company or (iii) the existence of any claim, set-off or other rights which the Company may have at any time against any Lender Party or any other Person. If at any time any payment of any obligation guaranteed hereunder is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of an Eligible Subsidiary or otherwise, the Company's obligations under this Article 9 with respect to such payment shall be reinstated at such time as though such payment had not been made. If acceleration of the time for payment of any amount payable by any Eligible Subsidiary under this Agreement or its Notes is stayed upon any bankruptcy, insolvency or reorganization of such Eligible Subsidiary or otherwise, all such amounts otherwise subject to acceleration under the terms of this Agreement shall nonetheless be payable by the Company pursuant to this Article 9 in accordance with the terms hereof. The Company shall not exercise any of its subrogation rights with respect to amounts paid to a Lender pursuant to this
Article 9 until all amounts guaranteed hereunder payable to any Lender have been paid in full and the Commitments have terminated. Following such payment in full and termination of the Commitments, the Company shall be entitled to subrogation in the Lenders' rights and, upon the reasonable request of the Company, each Lender agrees to cooperate with the Company in enforcement of the Company's subrogation rights, including the transfer and delivery by such Lender to the Company of any and all related evidence of indebtedness within the possession or control of such Lender.

         SECTION 9.02. Notice of Non-Payment. The Administrative Agent shall give notice to the Company pursuant to the proviso set forth in the first sentence of Section 9.01 promptly upon being requested to do so by the relevant Lender.



                                   ARTICLE 10

                                  MISCELLANEOUS

         SECTION 10.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including bank wire, telex, facsimile or similar writing) and shall be given to such party: (a) in the case of the Company, at its address, facsimile number or telex number set forth on the signature pages hereof, (b) in the case of the Administrative Agent, at its address, facsimile number or telex number in New York City set forth on the signature pages hereof (or, where so provided herein, at its Delaware Office or its London Office), (c) in the case of an Eligible Subsidiary, at its address, facsimile number or telex number set forth in its Election to Participate, (d) in the case of any Lender, at its address, facsimile number or telex number set forth in its Administrative Questionnaire or (e) in the case of any party, at such other address, facsimile number or telex number as such party may hereafter specify for the purpose by notice to the Administrative Agent and the Company. Each such notice, request or other communication shall be effective (i) if given by telex, when transmitted to the telex number referred to in this Section and the appropriate answerback is received, (ii) if given by facsimile, when transmitted to the facsimile number referred to in this Section and confirmation of receipt is received,
(iii) if given by mail, 72 hours after such communication is deposited in the mails with first class postage prepaid, addressed as aforesaid or (iv) if given by any other means, when delivered at the address referred to in this Section; provided that notices to the Administrative Agent under Article 2 or Article 8 shall not be effective until received.

         SECTION 10.02. No Waivers. No failure or delay by any Lender Party in exercising any right, power or privilege hereunder or under any Note shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

         SECTION 10.03. Expenses; Indemnification. (a) The Company shall pay (i) all out-of-pocket expenses of the Administrative Agent, including reasonable fees and disbursements of special counsel for the Agents, in connection with the preparation and administration of this Agreement, any waiver or consent hereunder or any amendment hereof or any Event of Default or Unmatured Event of Default or alleged Event of Default or Unmatured Event of Default hereunder and
(ii) if an Event of Default occurs, all out-of-pocket expenses incurred by each Lender Party, including (without duplication) the reasonable fees and disbursements of outside counsel and the reasonable allocated cost of inside counsel, in connection with such Event of Default and collection, or any bankruptcy, insolvency, reorganization or other enforcement proceedings resulting therefrom.

          (b) The Company agrees to indemnify each Lender Party, their respective affiliates and the respective directors, officers, agents and employees of the foregoing (each an "INDEMNITEE") and hold each Indemnitee harmless from and against any and all liabilities, losses, damages, costs and expenses of any kind, including, without limitation, reasonable fees and disbursements of counsel, which may be incurred by such Indemnitee in connection with any investigative, administrative or judicial proceeding (whether or not such Indemnitee shall be designated a party thereto) brought or threatened relating to or arising out of this Agreement or any actual or proposed use of proceeds of Loans hereunder; provided that no Indemnitee shall have the right to be indemnified hereunder for such Indemnitee's own gross negligence or willful misconduct.

         SECTION 10.04. Set-Offs. (a) If (i) an Event of Default has occurred and is continuing and (ii) the requisite Lenders have requested the Administrative Agent to declare the Loans to be immediately due and payable pursuant to Section 6.01, or the Loans have become immediately due and payable without notice as provided in Section 6.01, then each Lender Party is hereby authorized by each Borrower at any time and from time to time, to the extent permitted by applicable law, without notice to such Borrower (any such notice being expressly waived by such Borrower), to set off and apply all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by such Lender Party to or for the account of such Borrower against any obligations of such Borrower to such Lender Party now or hereafter existing under this Agreement, regardless of whether any such deposit or other obligation is then due and payable or is in the same currency or is booked or otherwise payable at the same office as the obligation against which it is set off and regardless of whether such Lender Party shall have made any demand for payment under this Agreement. Each Lender Party agrees promptly to notify the relevant Borrower after any such set-off and application made by such Lender Party; provided that any failure to give such notice shall not affect the validity of such setoff and application. The rights of the Lender Parties under this subsection are in addition to any other rights and remedies which they may have.

          (b) Each Lender agrees that if it shall, by exercising any right of set-off or counterclaim or otherwise, receive payment of a proportion of the aggregate amount of principal and interest then due with respect to the Loans to any Borrower held by it which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest then due with respect to the Loans to the same Borrower held by such other Lender, the Lender receiving such proportionately greater payment shall purchase such participations in the Loans to such Borrower held by the other Lenders, and such other adjustments shall be made, as may be required so that all such payments of principal and interest with respect to the Loans to such Borrower held by the Lenders shall be shared by the Lenders pro rata; provided that nothing in this Section shall impair the right of any Lender to exercise any right of set-off or counterclaim it may have and to apply the amount subject to such exercise to the payment of indebtedness of the relevant Borrower other than its indebtedness in respect of the Loans. Each Borrower agrees, to the fullest extent it may effectively do so under applicable law, that any holder of a participation in a Loan to such Borrower, whether or not acquired pursuant to the foregoing


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

arrangements, may exercise rights of set-off or counterclaim and other rights with respect to such participation as fully as if such holder of a participation were a direct creditor of such Borrower in the amount of such participation.

         SECTION 10.05. Amendments and Waivers. Any provision of this Agreement or the Notes may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Company and the Majority Lenders (and, if the rights or duties of any Agent are affected thereby, by such Agent); provided that no such amendment or waiver shall:

                  (a) unless signed by all the Lenders, (i) increase or decrease the Commitment of any Lender (except for a ratable decrease in the Commitments of all the Lenders) or subject any Lender to any additional obligation, (ii) reduce the principal of or rate of interest on any Loan or any fees hereunder, (iii) postpone the date of any scheduled payment of principal of or interest on any Loan or any fees hereunder or of any scheduled termination of any Commitment, (iv) release the Company from its obligations under Article 9, (v) change the percentage of the Commitments or of the aggregate unpaid principal amount of the Loans, or the number of Lenders, which shall be required for the Lenders or any of them to take any action under this Section or any other provision of this Agreement or (vi) change this clause 10.05(a);

                  (b) unless signed by a Designated Lender or its Designating Lender, (i) subject such Designated Lender to any additional obligation, (ii) affect its rights hereunder (unless the rights of all the Lenders hereunder are similarly affected) or (iii) change this clause 10.05(b); or

                  (c) unless signed by an Eligible Subsidiary, (i) subject such Eligible Subsidiary to any additional obligation, (ii) increase the principal of or rate of interest on any outstanding Loan to such Eligible Subsidiary, (iii) accelerate the stated maturity of any outstanding Loan to such Eligible Subsidiary or (iv) change this clause 10.05(c).

Modifications to this Agreement by the Administrative Agent pursuant to Section
2.19 or Exhibit J are not amendments subject to the provisions of this Section.

         SECTION 10.06. Successors; Participations and Assignments. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that no Borrower may assign or otherwise transfer any of its rights under this Agreement without the prior written consent of all the Lenders.

          (b) Any Lender may at any time grant to one or more banks or other institutions (each a "PARTICIPANT") participating interests in any of its Commitments or any or all of its Loans. If a Lender grants any such participating interest to a Participant, whether or not upon notice to any of the Borrowers or the Administrative Agent, such Lender shall remain responsible for the performance of its obligations hereunder, and the Borrowers and the Administrative Agent shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement pursuant to which any Lender may grant such a participating interest shall provide that such Lender shall retain the sole right and responsibility to enforce the obligations of the Borrowers hereunder including, without limitation, the right to approve any amendment, modification or waiver of any provision of this Agreement; provided that such participation agreement may provide that such Lender will not agree to any modification, amendment or waiver of this Agreement described in clause (i), (ii), (iii) or (iv) of Section 10.05(a) without the consent of the Participant. Each Borrower agrees that each Participant shall, to the extent provided in its participation agreement, be entitled to the benefits of Article 8 with respect to its participating interest (subject to the limitations therein set forth, including Section 8.06); provided that no Participant shall be entitled to receive a greater amount pursuant to
Article 8 than the Lender which granted it its participating interest would be entitled to receive with respect thereto. An assignment or other transfer which is not permitted by Section 10.06(c) or 10.06(d) shall be given effect for purposes of this Agreement only to the extent of a participating interest granted in accordance with this subsection.

          (c) Any Lender may at any time assign to one or more banks or other institutions (each, an "ASSIGNEE") all, or a proportionate part of all, of its Commitment of any Class (together with a corresponding portion of its Loans of such Class) or its Tranche Two Term Loans (and, in each case, a corresponding portion of its Notes) and such Assignee shall assume such rights and obligations, pursuant to an Assignment and Assumption Agreement substantially in the form of Exhibit G hereto signed by such Assignee and such transferor Lender, with (and subject to) the subscribed consent of the Company (which shall not be unreasonably withheld) and the Administrative Agent; provided that (i) after giving effect to any proposed assignment (A) the Credit Exposure of the transferor Lender (together with its affiliates) shall be equal to $0 or at least $5,000,000, and (B) the Credit Exposure of the proposed Assignee (together with its affiliates) shall be at least equal to $5,000,000 and (ii) if a proposed Assignee is an affiliate of a transferor Lender or was a Lender immediately before such assignment, no such consent of the Company or the Administrative Agent shall be required; and provided further that no such consent of the Company shall be required if at the time an Event of Default is continuing. When such Assignment and Assumption Agreement has been signed and delivered by the parties thereto and such Assignee has paid to such transferor Lender the purchase price agreed between them, such

Assignee shall be a Lender party to this Agreement and shall have all the rights and obligations of a Lender with a Commitment(s) and, if applicable, Loans as set forth in such instrument of assumption, and the transferor Lender shall be released from its obligations hereunder to a corresponding extent, and no further consent or action by any party shall be required. Upon the consummation of any assignment pursuant to this subsection, the transferor Lender, the Administrative Agent and the Borrowers shall make appropriate arrangements so that, if required, new Notes are issued to the Assignee. In connection with any such assignment, the transferor Lender shall pay to the Administrative Agent an administrative fee for processing such assignment in the amount of $2,500. If the Assignee is not incorporated under the laws of the United States or a State thereof, it shall deliver to the Company and the Administrative Agent certification as to exemption from deduction or withholding of United States federal income taxes in accordance with Section 8.04.

          (d) Any Lender may at any time assign all or any portion of its rights under this Agreement and its Notes to a Federal Reserve Bank. No such assignment shall release the transferor Lender from its obligations hereunder.

          (e) No Assignee or other transferee (other than a Participant) of any Lender's rights shall be entitled to receive any greater payment under Section
8.03 or 8.04 than such Lender would have been entitled to receive with respect to the rights transferred, unless such transfer is made with the Company's prior written consent or by reason of the provisions of Section 8.02, 8.03 or 8.04 requiring such Lender to designate a different Applicable Lending Office under certain circumstances or at a time when the circumstances giving rise to such greater payment did not exist.

         SECTION 10.07. Designated Lenders. (a) Subject to the provisions of this subsection (a), any Lender may at any time designate an Eligible Designee to provide all or a portion of the Loans to be made by such Lender pursuant to this Agreement; provided that such designation shall not be effective unless the Company and the Administrative Agent consent thereto (which consents shall not be unreasonably withheld). When a Lender and its Eligible Designee shall have signed an agreement substantially in the form of Exhibit H hereto (a "DESIGNATION AGREEMENT") and the Company and the Administrative Agent shall have signed their respective consents thereto, such Eligible Designee shall become a Designated Lender for purposes of this Agreement. The Designating Lender shall thereafter have the right to permit such Designated Lender to provide all or a portion of the Loans to be made by such Designating Lender pursuant to Section 2.01, and the making of such Loans or portion thereof shall satisfy the obligation of the Designating Lender to the same extent, and as if, such Loans or portion thereof were made by the Designating Lender. As to any Loans or portion thereof made by it, each Designated Lender shall have all the rights that a Lender making such Loans or portion thereof would have had under this Agreement and otherwise; provided that (x) its voting rights under this Agreement shall be exercised solely by its Designating Lender and (y) its Designating Lender shall remain solely responsible to the other parties hereto for the performance of such Designated Lender's obligations under this Agreement, including its obligations in respect of the Loans or portion thereof made by it. No additional Note shall be required to evidence the Loans or portion thereof made by a Designated Lender; and the Designating Lender shall be deemed to hold its Note as agent for its Designated Lender to the extent of the Loans or portion thereof funded by such Designated Lender. Each Designating Lender shall act as administrative agent for its Designated Lender and give and receive notices and other communications on its behalf. Any payments for the account of any Designated Lender shall be paid to its Designating Lender as administrative agent for such Designated Lender and neither the Borrowers nor the Administrative Agent shall be responsible for any Designating Lender's application of such payments. In addition, any Designated Lender may, with notice to (but without the prior written consent of) the Company and the Administrative Agent, (i) assign all or portions of its interest in any Loans to its Designating Lender or to any financial institutions consented to by the Company and the Administrative Agent that provide liquidity and/or credit facilities to or for the account of such Designated Lender to support the funding of Loans or portions thereof made by it and (ii) disclose on a confidential basis any non-public information relating to its Loans or portions thereof to any rating agency, commercial paper dealer or provider of any guarantee, surety, credit or liquidity enhancement to such Designated Lender.

          (b) Each party to this Agreement agrees that it will not institute against, or join any other person in instituting against, any Designated Lender any bankruptcy, insolvency, reorganization or other similar proceeding under any federal or state bankruptcy or similar law, for one year and a day after all outstanding senior indebtedness of such Designated Lender is paid in full. The Designating Lender for each Designated Lender agrees to indemnify, save, and hold harmless each other party hereto for any loss, cost, damage and expense arising out of its inability to institute any such proceeding against such Designated Lender. This subsection (b) shall survive the termination of this Agreement.

         SECTION 10.08. No Reliance on Margin Stock. Each Lender represents to the Administrative Agent and each of the other Lenders that it in good faith is not relying upon any "margin stock" (as defined in Regulation U) as collateral in the extension or maintenance of the credit provided for in this Agreement.

         SECTION 10.09. Governing Law; Judicial Proceedings. (a) This Agreement and each Note shall be governed by and construed in accordance with the laws of the State of New York.

          (b) Each Borrower hereby submits to the nonexclusive jurisdiction of the United States District Court for the Southern District of New York and of any New York State court sitting in New York City for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each Borrower irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

          (c) Each Borrower irrevocably designates and appoints CT Corporation System, having an office on the date hereof at 1633 Broadway, New York, New York 10102 as such Borrower's authorized agent, to accept and acknowledge on its behalf service of any and all process which may be served in any suit, action or proceeding referred to in Section 10.09(b) in any federal or New York State court sitting in New York City. Each Borrower represents and warrants that such agent has agreed to accept such appointment. Said designation and appointment shall not be revocable by any Borrower until the Commitments have terminated (or, in the case of an Eligible Subsidiary, its status as a Borrower hereunder is terminated) and all principal, interest and other amounts payable by it hereunder shall have been paid in full; provided, however, that such Borrower may replace such agent with another agent with the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed). If such agent shall cease to act as agent for any Borrower, such Borrower agrees to designate irrevocably and appoint without delay another such agent satisfactory to the Administrative Agent.

          (d) Each Borrower consents to process being served in any suit, action or proceeding referred to in Section 10.09(b) in any federal or New York State court sitting in New York City by service of process upon its agent appointed as provided in Section 10.09(c); provided that, to the extent lawful and possible, notice of said service upon such agent shall be mailed by registered or certified air mail, postage prepaid, return receipt requested, to such Borrower at its address specified in or pursuant to Section 10.01. Each Borrower irrevocably waives, to the fullest extent permitted by law, all claim or error by reason of service in such manner and agrees that such service shall be deemed in every respect effective service of process upon such Borrower in any such suit, action or proceeding and shall, to the fullest extent permitted by law, constitute valid and personal service upon and personal delivery to such Borrower.

          (e) Nothing in this Section shall affect the right of the Administrative Agent or any Lender to serve process in any other manner permitted by law or limit the right of the Administrative Agent or any Lender to bring proceedings against any Borrower in the courts of any jurisdiction or jurisdictions.

         SECTION 10.10. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Administrative Agent shall have received, from each party listed on the signature pages hereof, either a counterpart hereof signed by such party or facsimile or other written confirmation satisfactory to the Administrative Agent confirming that such party has signed a counterpart hereof.

         SECTION 10.11. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

                                          TRW INC.


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:
                                             Address: 1900 Richmond Road
                                             Cleveland, Ohio 44124
                                             Attn: Vice President and Treasurer
                                             with a copy to: Secretary
                                             Facsimile: (216) 291-7831
                                             Web Site: www.trw.com



                                          MORGAN GUARANTY TRUST
                                                COMPANY OF NEW YORK, as Lender
                                                and as Administrative Agent


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:
                                             Address: 60 Wall Street
                                             New York, New York 10260
                                             Attn:
                                             Facsimile:

                                          Delaware Office
                                          ---------------

                                          Morgan Guaranty Trust Company
                                                of New York
                                          c/o J.P. Morgan Services, Inc.
                                          500 Stanton Christiana Road
                                          Newark, Delaware 19713-2107
                                          Attn: Ellen Comly
                                          (P) 302-634-1969
                                          (F) 302-634-4061

                                          London Office
                                          -------------

                                          Morgan Guaranty Trust Company
                                                of New York
                                          London Office
                                          60 Victoria Embankment
                                          London ECHY OJP
                                          Attn: Richard Springate
                                          (P) 44-171-325-5291
                                          (F) 44-171-325-8190

                                          BANK OF AMERICA NATIONAL TRUST
                                             AND SAVINGS ASSOCIATION, as
                                             Lender and as Co-Syndication Agent


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          CITIBANK, N.A., as Lender and as
                                             Co-Syndication Agent


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          BARCLAYS BANK PLC, as Lender and as
                                                Co-Syndication Agent


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:

                                          OTHER LENDERS:
                                          --------------

                                          THE FIRST NATIONAL BANK
                                                OF CHICAGO


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          BANQUE NATIONALE DE PARIS


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          DEUTSCHE BANK AG,
                                             NEW YORK BRANCH AND/OR
                                             CAYMAN ISLANDS BRANCH


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:

                                          DRESDNER BANK AG, NEW YORK AND
                                                GRAND CAYMAN BRANCHES


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          ISTITUTO BANCARIO SAN PAOLO DI
                                             TORINO ISTITUTO MOBILIARE
                                             ITALIANO, S.p.A


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          MARINE MIDLAND BANK


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          ROYAL BANK OF CANADA


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:

                                          SOCIETE GENERALE
                                             FINANCE (IRELAND) LIMITED


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          KEYBANK NATIONAL ASSOCIATION


                                          By:
                                             --------------------------------
                                             Name:
                                             Title:


                                          NATIONAL CITY BANK


                                          By:
                                             --------------------------------
                                             Name:
                                             Title: